HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

September 17, 2002

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: **Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Quarterly Information (CVM) – Quarter Ended June 30, 2002
Quarterly Report – 2nd Quarter, 2002

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/19

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosures

cc: Companhia Siderúrgica Belgo-Mineira

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS				2. DISTRICT
Av. Carandai, 1.115 – 21° - 26° andar				Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE	9. TELEPHONE	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1.115 – 24° andar				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL marcos.faria@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
01/01/2002	31/12/2002	2	01/04/2002	30/06/2002	1	01/01/2002	31/03/2002
9. NAME OF AUDITOR PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES					10. CVM N° 00287-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE FRANCISCO JOSÉ PINTO FAGUNDES					12 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 166.806.694-72		

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

No. OF SHARES (000)	1 - CURRENT QUARTER June 30,2002	2 - PREVIOUS QUARTER March 31,2001	3 - SAME QUARTER PREVIOUS YEAR June 2001
Paid-In Capital			
1 – Common	3,905,001	3,905,001	3,905,001
2 – Preferred	2,857,544	2,857,544	2,857,544
3 – Total	6,762,545	6,762,545	6,762,545
In Treasury			
4 – Common	0	0	0
5 – Preferred	68,300	68,300	68,300
6 – Total	68,300	68,300	68,300

01.06 - CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NO. 1140200 – Steel-making
5 - CORE BUSINESS Fabrication of steel, rolled and wire products
6 - TYPE OF CONSOLIDATED Not presented
7 - TYPE OF AUDITORS REPORT Without Qualification

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CORPORATE TAX NO. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. Item	2. EVENT	3. APPROVAL	4. INCOME	5. START PAYMENT	6. TYPE SHARE	7. INCOME ON SHARE

01.01 - IDENTIFICATION

1. CVM CODE Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.09 - PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

1. ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. Nº SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)

01.10 - MARKET RELATIONS DIRECTOR

1. DATE	2. SIGNATURE
July 23,2002	

01.01 - IDENTIFICATION

1. CVM NO	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE N°	2. DESCRIPTION	3. June 30, 2002	4. March 31, 2002
1	Total Assets	3,527,235	3,433,386
1.01	Current Assets	909,425	854,712
1.01.01	Cash on hand and banks	405,782	396,638
1.01.02	Credits	174,838	165,133
1.01.02.01	Customer accounts receivable	142,892	130,977
1.01.02.02	Accounts receivable from associated companies	7,940	9,588
1.01.02.03	Accounts receivable from subsidiary companies	19,001	17,512
1.01.02.04	Other accounts receivable	5,005	7,056
1.01.03	Inventory	248,230	241,450
1.01.03.01	Finished products	76,950	86,116
1.01.03.02	Products being fabricated	26,124	23,197
1.01.03.03	Feedstock and sundry materials	85,668	63,893
1.01.03.04	Maintenance parts and sundry materials	22,526	22,770
1.01.03.05	Imports under way	13,158	21,180
1.01.03.06	Supplier Advances	23,804	24,294
1.01.04	Others	80,575	51,491
1.02	Long-term Assets	790,257	782,741
1.02.01	Sundry Credits	119,913	118,526
1.02.01.01	Accounts receivable / divestment of permanent assets	5,487	8,964
1.02.01.02	Amounts deposited in escrow and court costs	108,630	102,182
1.02.01.03	Other credits	5,796	7,380
1.02.02	Credits with Related Parties	585,560	577,115
1.02.02.01	With associated companies	24,962	32,726
1.02.02.02	With subsidiary companies.	560,598	544,389
1.02.02.03	With other Related Parties	0	0
1.02.03	Others	84,784	87,100
1.02.03.01	Income Tax rebates	72,849	72,849
1.02.03.02	Property for sale	3,028	3,031
1.02.03.03	Taxes and Social Security to offset	8,907	11,220
1.03	Permanent assets	1,827,553	1,795,933
1.03.01	Investments	598,415	575,283
1.03.01.01	Stakes in associated companies	851	961
1.03.01.02	Stakes in subsidiary companies	594,815	572,124
1.03.01.02.01	CAF Santa Bárbara Ltda	118,159	119,629
1.03.01.02.02	Belgo Bekaert Arames S/A	218,788	206,747
1.03.01.02.03	Belgo-Mineira Participação Ind. e Com. S/A	110,429	100,467
1.03.01.02.04	BMB - Belgo-Mineira Bekaert Art. Arames Ltda	46,088	52,714
1.03.01.02.05	BMF Fomento Mercantil Ltda	43,330	41,558
1.03.01.02.06	Bemex International Ltd	31,634	24,193
1.03.01.02.07	Belgo Mineira Com. Exp. S/A - Bemex	3,311	5,882
1.03.01.02.08	BelgoPar S/A	2,708	2,797

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1.CODE N°	2.DESCRIPTION	3. June 30, 2002	4. March 31, 2002
1.03.01.02.09	Itaúna Siderúrgica Ltda	8,169	8,026
1.03.01.02.10	Belgo Trade S/A	46	46
1.03.01.02.11	BMS Belgo Mineira Sistemas S/A	11,667	9,574
1.03.01.02.12	BME Belgo Mineira Engenharia Ltda	486	491
1.03.01.03	Other Investments	2,749	2,198
1.03.02	Property, plant and equipment	1,172,180	1,163,295
1.03.03	Deferred	56,958	57,355

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1. CODE N°	2. DESCRIPTION	3. June 30, 2002	4. March 31, 2002
2	Total liabilities	3,527,235	3,433,386
2.01	Current liabilities	710,298	663,926
2.01.01	Loans & Financing	258,362	296,487
2.01.02	Debentures	18,637	17,000
2.01.03	Suppliers	121,144	83,991
2.01.04	Taxes, levies & social security	69,673	59,380
2.01.04.01	Income tax & social security	40,708	18,210
2.01.04.02	Tax on industrialized operations	28,965	41,170
2.01.05	Dividends Payable	839	847
2.01.06	Provisions	152,643	136,421
2.01.07	Debts with Related Parties	43,690	28,913
2.01.08	Others	45,310	40,887
2.01.08.01	Wages & charges payable	24,443	23,422
2.01.08.02	Other accounts payable	20,867	17,465
2.02	Long-term liabilities	664,634	681,548
2.02.01	Loans & Financing	424,906	459,524
2.02.02	Debentures	38,862	38,543
2.02.03	Provisions	190,202	172,898
2.02.03.01	Provisions for contingencies	190,202	172,898
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	10,664	10,583
2.02.05.01	Income Tax	4,385	4,385
2.02.05.02	Others	6,279	6,198
2.03	Earnings on future financial years	0	0
2.05	Net equity	2,152,303	2,087,912
2.05.01	Paid-In Equity capital	1,312,443	765,423
2.05.02	Capital reserves	179,985	205,298
2.05.02.01	Shares held In Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments & others	183,134	208,447
2.05.03	Reassessment reserves	87,969	87,969
2.05.03.01	Company assets	58,352	58,352
2.05.03.02	Associated and subsidiary companies	29,617	29,617
2.05.04	Profit reserves	425,379	875,523
2.05.04.01	Legal	0	85,351
2.05.04.02	Statutory	425,379	560,199
2.05.04.03	Contingencies	0	0
2.05.04.04	Future Profits	0	0
2.05.04.05	Profits withheld	0	116,825
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	0	113,148
2.05.05	Accumulated profits / losses	146,527	153,699

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 –CODE N°	2. DESCRIPTION	3 – April 1 - June 30, 2002	4 – January 1 - June 30, 2002	5 - April 1 - June 30, 2001	6 – January 1 - June 30, 2001
3.01	Gross revenue from Sales and/or Services	523,070	978,927	402,262	781,925
3.02	Deductions from gross revenue	(124,103)	(227,796)	(98,334)	(187,967)
3.03	Net revenue from Sales and/or Services	398,967	751,131	303,928	593,958
3.04	Cost of Goods and/or Services sold	(258,550)	(485,997)	(212,498)	(416,950)
3.05	Gross earnings	140,417	265,134	91,430	177,008
3.06	Operating Expenses / Revenues	(29,042)	(26,183)	(12,304)	(29,607)
3.06.01	On Sales	(9,707)	(25,204)	(14,423)	(25,995)
3.06.02	Overhead	(17,480)	(32,997)	(14,681)	(27,088)
3.06.03	Financial	(23,044)	(27,284)	(4,354)	(6,586)
3.06.03.01	Financial revenues	94,744	114,968	41,129	91,794
3.06.03.02	Financial expenses	(117,788)	(142,252)	(45,483)	(98,380)
3.06.04	Other operating revenues	7,488	12,063	2,145	5,365
3.06.05	Other operating expenses	(11,478)	(16,199)	(8,373)	(13,229)
3.06.06	Equity earnings	25,179	63,438	27,382	37,926
3.06.06.01	Equity earnings	41,991	85,528	31,635	43,473
3.06.06.02	Losses on investments in subsidiary companies	(16,812)	(22,090)	(4,253)	(5,547)
3.07	Operating earnings	111,375	238,951	79,126	147,401
3.08	Non-operating earnings	(17,575)	(33,970)	(1,034)	(3,847)
3.08.01	Revenues	4,753	5,203	360	1,296
3.08.02	Expenses	(22,328)	(39,173)	(1,394)	(5,143)
3.09	Earnings before Tax / Stakes	93,800	204,981	78,092	143,554
3.10	Provision for Income Tax & Social Security	(22,753)	(48,791)	(17,735)	(40,425)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	(6,656)	(9,663)	(11,869)	(13,083)
3.12.01	Stakes	(6,656)	(9,663)	(11,869)	(13,083)
3.12.02	Dues	0	0	0	0
3.13	Reversal of Interest on own Capital	0	0	0	0

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 - CODE	2. DESCRIPTION	3 - April 1 - June 30, 2002	4 - January 1 - June 30, 2002	5 - April 1 - June 30, 2001	6 - January 1 - June 30, 2001
3.15	Profit / loss for Period	64,391	146,527	48,488	90,046
	N° OF SHARES, EX-TREASURY (000)	6,694,245	6,694,245	6,694,245	6,694,245
	PROFIT X SHARE	0.00962	0.02189	0.00724	0,01345
	LOSS X SHARE				

1 - OPERATING CONTEXT

The main purpose of the company is the fabrication of steel, rolled products and wires, as well as holding stakes in any other enterprises that are directly or indirectly related to its registered corporate purpose.

The company runs an integrated steel complex (João Monlevade, Minas Gerais State), two wires plants (Sabará, Minas Gerais State and Guarulhos, São Paulo State), two electric steel-shops and rolling mills (Cariacica, Espírito Santo State and Piracicaba, São Paulo State), in addition to nine distribution depots for its products and a Belgo Pronto fast-delivery depot in Fortaleza, Ceará State, while also holding stakes in its subsidiary and associated companies.

As stated in Explanatory Note No. 15, significant portions of its operations are undertaken with related parties, particularly its subsidiary company Belgo-Mineira Bekaert Arames S.A., undertaken at prices and conditions compatible with those in effect on the market, in view of the volumes and periods of these transactions.

2 - MAIN ACCOUNTING PRACTICES

This information in this Quarterly Report (ITR) was prepared according to the main accounting principles under Brazilian Company Law and in compliance with the rules issued by the Brazilian Securities Commission (CVM - *Comissão de Valores Mobiliários*), presented in thousands of Reais.

[A] Calculation of earnings

The earnings are calculated on an accrual basis by financial year, adjusted by the amount to be allocated to income tax and social security due on taxable profits, and income tax and social security to be rebated in subsequent financial years through tax deductions for provisions established or on the realization of credits arising from tax losses posted under current or long term assets.

[B] Current and long term assets

Inventory is shown at average purchase or production costs, below replacement costs or realization values. Imports under way are shown at the accumulated cost for each transaction.

Other assets are shown at realization value, including income, when applicable and monetary variations calculated, or at cost for expenditures during the subsequent financial year.

The provision for doubtful accounts is based on an analysis undertaken by the Management, taking into consideration the economic context, past experience and the specific and overall risks of the accounts receivable portfolio.

[C] Permanent assets

- Shown at cost, restated through to December 31, 1995 and based on official indexes, together with the following aspects:

- The investments in the subsidiary and associated companies are assessed by the equity earnings method. The discounts calculated by the company on the acquisition of investments, based on other economic reasons, will be amortized only their divestment or write-off;

- The lands account includes the results of re-appraisals;

- Depreciation on property, plant and equipment is calculated by the linear method at the rates mentioned in Explanatory Note 6 (a) , posted mainly at production cost; and

- Deferred is represented mainly by premiums on the acquisition of the subsidiary company taken over (Explanatory Note No. 7 (b)), being amortized over a period of ten years.

[D] Current and long term liabilities

These are shown at known or calculable values, in addition to the corresponding charges and monetary variations when applicable and incurred on a *pro rata diem* basis.

[E] Transaction in foreign currency

The conversion criteria for the asset and liability balances for transactions in foreign currency consist of conversion to Brazilian currency (R$) at the foreign exchange rate in effect on the closing date for the financial year (US$ 1.00 = R$ 2.3236).

3 – CASH ON HAND AND BANKS

	June 30, 2002	March 31, 2002
Cash on hand & banks – account movement	1,575	2,952
Short-term financial investments	404,207	393,686
Total	405,782	396,638

The short-term financial investments of the company consist of

Type	Rate	Liquidity	June 30, 2002	March 31, 2002
Exclusive Fund – Federal Government Foreign Exchange Papers	Quota (US$)	Immediate	401,478	132,480
Export Note - Private papers	Quota (USD) Foreign Exchange Variation + 10.95% p.a.	Immediate		233,275
Others			2,729	27,931
			404,207	393,686

The financial investments in the Exclusive Federal Government Papers Fund were posted at the market value on May 31, 2002, as stipulated in Circular N° 3,096 issued by the Brazilian Central Bank. This resulted in a negative adjustment in the fund portfolio of R$ 19,411, recorded in the Company under "Financial Income" in the Statement of Earnings for the financial year.

4 – CUSTOMER ACCOUNTS RECEIVABLE

	June 30, 2002	March 31, 2002
Customer accounts receivable		
Domestic market	130,168	113,874
Foreign market	104,083	71,727
Provision for doubtful accounts	(6,564)	(5,441)
Discounted foreign exchange notes and duplicate invoices	(84,795)	(49,183)
Total	**142,892**	**130,977**

5 - STAKES IN SUBSIDIARY AND ASSOCIATED COMPANIES

[A] Movement:

December 31, 2001	**535,069**
Dividends and interest on own capital received – BMB	(394)
Proposed interest on own capital - Belgo Bekaert Arames S.A.	(4,937)
Dividends Received – Bemex S.A.	(440)
Capital Subscription – Estrutura Net	250
Equity earnings	43,537
March 31, 2002	**573,085**
Dividends Received - Bemex S.A.	(2,503)
Advance Dividends Received - BMB	(10,874)
Interest received on own capital - BMB	(1,645)
Proposed interest on own capital - Belgo Bekaert Arames S.A.	(4,388)
Equity earnings	41,991
June 30, 2002	**595,666**

B] The relevant information on the subsidiary and associated companies for June 30, 2002 is shown below:

	BMP	BMB	BelgoPar	Belgo Bekaert Arames	Guilman Amorim	CAF	Others	Total
Number of shares/quotas owned								
June 30, 2002	29,704,131	366,433	499,999	346,875,787	510	9,771,068		
March 31, 2002	29,704,131	366,433	499,999	346,875,787	510	9,771,068		
% stake in voting capital								
June 30, 2002	99,99	55,50	100,00	54,85	51,00	100,00		
March 31, 2002	99,99	55,50	100,00	54,85	51,00	100,00		
% stake in total capital								
June 30, 2002	99,99	55,50	100,00	54,85	51,00	100,00		
March 31, 2002	99,99	55,50	100,00	54,85	51,00	100,00		
Equity capital								
June 30, 2002	40,000	17,793	500	272,329	37,450	68,788		
March 31, 2002	40,000	17,793	500	272,329	37,450	68,788		
Net Equity								
June 30, 2002	110,440	83,042	2,708	412,273	(38,221)	118,159		
March 31, 2002	100,477	94,980	2,797	390,321	(5,258)	119,629		
Net profit (losses) for half-year								
June 30, 2002	35,058	15,934	(287)	53,687	(28,783)	(2,407)		
June 30, 2001	(5,942)	13,443	25,276	32,703	(22,187)	(1,156)		
Discount								
June 30, 2002				(7,344)			(85)	(7,429)
March 31, 2002				(7,344)			(85)	(7,429)
Investments balance								
June 30, 2002	110,429	46,088	2,708	218,788		118,159	99,494	595,666
March 31, 2002	100,467	52,714	2,797	206,747		119,629	90,731	573,085
Provision for unsecured liabilities								
June 30, 2002					(19,493)			(19,493)
March 31, 2002					(2,682)			(2,682)
Equity earnings								
June 30, 2002	35,054	8,843	(287)	29,447		(2,407)	14,878	85,528
June 30, 2001	(5,942)	7,461	26,399	17,938		(1,156)	(1,227)	43,473

[C] Established for a specific purpose, Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) is a subsidiary company set up to administer the lease with purchase option of the facilities of Mendes Júnior Siderurgia S.A. The lease contract is scheduled to expire on January 31, 2003, and may be automatically extended through to 2006. Talks have been concluded by BMP, with signature of agreements involving the acquisition of the credits held by the main creditors (96%) against Mendes Júnior Siderurgia S.A., in the amount of R$ 299,166 (March 31, 2002 - R$ 299.158). Negotiations over the acquisition of the remaining credits continue under way.

Additionally, BMP holds title to the most senior (third) mortgage, having settled the credits guaranteed by the first and second mortgages on the respective lands, industrial complex and accessories.

[D] Through its wholly-owned indirect subsidiary Belgo-Mineira Uruguay S.A. (BMU), the parent company signed several agreements in December 2000, establishing the bases for a strategic association with the main shareholders in ACINDAR Indústria Argentina de Aceros S.A.

This subsidiary allocated investments to ACINDAR equivalent to US$ 131 million through to June 30, 2002, with US$ 60 million in shares representing 20.44% of the equity capital and US$ 46 million in Tradable Convertible Obligations (ONCs – *Obrigações Negociáveis Conversíveis*), as well as acquiring option rights to purchase new ACINDAR shares worth US$ 25 million. This wholly-owned subsidiary acquired these assets mainly through financing taken out with the parent company. On June 30, 2002, these assets totaled R$ 191,660 (March 31, 2002 - R$ 167,979).

Additionally the company acquired High Yield Debt Bonds issued by ACINDAR, and also transferred funds through a loan contract, totaling US$ 4.3 million and US$ 16.3 million respectively. On June 30, 2002, these assets totaled R$ 24,962 (March 31, 2002 -R$ 33,409).

The ACINDAR restructuring plan makes provision for an increase in net revenues, with lower costs and less debt, in parallel to restructuring its organization. The worsening political and economic situation in Argentina undermined domestic demand sharply, bring the cash-flow generation down to a level insufficient to cover its debt service requirements.

Various actions under way and designed to solve these problems include restructuring its financial debt, leaner working capital requirements, assigning high priority to production, boosting exports, and redefining its sales strategy and policy. These steps will allow ACINDAR to generate the cash-flow required to structure its operations and retain its position as the leading producer of long steel products in Argentina.

04.01 – EXPLANATORY NOTES

The company is firmly convinced that ACINDAR will come through this phase with all the conditions needed to make it profitable. Nevertheless, a provision of R$ 127,523 was set aside to cover any possible future losses by ACINDAR, representing the entire stake and entered in the accounts under the heading: “Provisions” under Current Liabilities. Additionally, the company set aside a provision of R$ 25,000 for losses on other assets related to ACINDAR, recorded under the heading: “Non-Operating Earnings - Expenses”.

[E] The company established Itaúna Siderúrgica Ltda. as a subsidiary company leasing the industrial facilities in the bankrupt estate of Companhia Industrial Itaunense at Itaúna, Minas Gerais State from September 1, 2000, under a four-year agreement with a purchase option on expiry of this contract.

[F] The indirect stakes held by the company are summarized below:

	Percentage Stake - 2002	
	June 30	**March 31**
Subsidiary companies		
Abemex S.A.	60.00	60.00
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.32	54.32
PBM - Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Associated companies		
Acindar Industria Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. - PRODINSA	27.43	27.43
Trefilarbed Arkansas Inc.	7.84	7.84
Wire Rope Industries Limited	27.43	27.43

[G] The Company set aside a provision to cover the unsecured liabilities of its hydro-power plant subsidiary, Usina Hidrelétrica Guilman Amorin S.A., in an amount of R$ 19,493 (March 31, 2002 – R$ 2,682) recorded under the heading: “Provisions" in the Current Liabilities.

6 - PROPERTY, PLANT AND EQUIPMENT

[A] Composition:

	2002				
	June 30			March 31	
	Restated / Re-Assessed Cost	Accumulated Depreciation	Net	Net	Annual Depreciation Rates (%)
Lands	128,387		128,387	127,057	
Industrial buildings & offices	210,513	(79,869)	130,644	129,608	2.5
Industrial equipment & facilities	1,297,247	(560,268)	736,979	740,644	5
Others	89,175	(39,612)	49,563	52,058	10 - 20
Works under way	81,651		81,651	74,909	
Supplier Advances	44,956		44,956	39,019	
	1,851,929	**(679,749)**	**1,172,180**	**1,163,295**	

[B] On June 30, 2002, the property, plant and equipment included R$ 58,352 (March 31, 2002 - R$ 58,352) for the re-appraisal of lands owned by the company and undertaken in 1986.

[C] The additions during the quarter refer mainly to acquisitions for projects and industrial upgrades.

[D] The depreciation entered in the accounts for the half-year and quarter ending on June 30, 2002 was R$ 35,816 and R$ 17.996, respectively (2001 – R$ 33,906 and R$ 17,405, respectively) consisting of amounts allocated to production costs of R$ 33,766 and R$ 16,943, respectively (2001 – R$ 31,883 and R$ 16,346, respectively), with operating expenses of R$ 2,050 and R$ 1,053 (2001 – R$ 2,023 and R$ 1,059, respectively).

7 - DEFERRED

[A] Composition:

	2002				
	June 30			March 31	
	Cost	Accumulated Amortization	Net	Net	Annual Amortization Rates (%)
Being amortized:					
- Expansion Projects	753	(25)	728		10
- Premium on acquisition of taken-over subsidiary	58,477	(23,415)	35,062	36,524	10
To be amortized	21,168		21,168	20,831	
	80,398	**(23,440)**	**56,958**	**57,355**	

[B] The premium on the acquisition of the taken-over subsidiary company originates in the acquisition of the stake in Belgo-Mineira Piracicaba S.A. (formerly Dedini), taken over in May 2000 and being amortized over ten years, according to the future profitability study carried out by independent experts.

8 – LOANS AND FINANCING

[A] The balance for Loans and Financing is as follows:

	2002	
	June 30	**March 31**
Short Term		
R$		
Working Capital	38,520	93,674
Property, plant and equipment	71,952	71,162
US$		
Early foreign exchange sale	57,722	73,844
Feedstock Imports	74,402	44,800
Property, plant and equipment	15,766	13,007
	258,362	**296,487**
Long Term		
R$		
Property, plant and equipment	219,358	228,964
Working Capital	9,047	8,331
US$		
Early foreign exchange sale	158,049	186,423
Property, plant and equipment	38,452	35,806
	424,906	**459,524**
	683,268	**756,011**

[B] The long-term portion expires as shown below:

	2002	
	June 30	**March 31**
2003	142,071	189,282
2004	115,074	111,555
2005	76,809	73,684
2006	40,502	38,818
2007 onwards	50,450	46,185
	424,906	**459,524**

[C] Interest rates:

Financing in Brazilian currency is subject to annual interest weighted at 15.01% (March 31, 2002 – 14.78%), and 4.62% in foreign currency (March 31, 2002 – 5.13%), plus foreign exchange variation.

[D] Guarantees:

The financing taken out by the company is guaranteed by collateral consisting of items in the fixed assets assessed in the accounts at R$ 630,060 on June 30, 2002 (March 31, 2002 - R$ 671,522).

9 – DEBENTURES

The Extraordinary General Meeting held on April 14, 2000 approved the proposal submitted by the Management to proceed with the issue of 51,000 debentures in the total amount of R$ 51,000, maturing on an annual basis through to March 1, 2005, with interest at 5% p.a. above the Long Term Interest Rate, and may be converted into preferred shares as from March 1, 2001. The company placed all the debentures issued in circulation, with the updated value for June 30, 2002 being R$ 57,499 (March 31, 2002 – R$ 55,543). By June 30, 2002, 41 debentures had been converted into shares.

10 – PROVISION FOR CONTINGENCIES

The Management of the company reviewed the known contingencies and assessed the possibility of future losses, adjusting the provision for contingencies as necessary.

The company has several outstanding contingencies consisting of civil, fiscal, tax, environmental and labor cases under way. Based on the opinion of its house counsel and outside legal advisers, successful outcome for these contingencies are rated as possible for the company, totaling approximately R$ 300,000 on June 30, 2002 (March 31, 2002 – R$ 250,000).

Additionally, the contingencies covered by provisions are related mainly to tax matters, totaling R$ 190,202 on June 30, 2002 (March 31, 2002 – R$ 172,898).

Posted under the long-term assets of the company, deposits in escrow reached R$ 108.630 (March 31, 2002 – R$ 102.182), and are related to civil, tax and labor cases (mainly PIS / Cofins).

11 – INCOME TAX AND SOCIAL SECURITY

[A] Deferred income tax and social security:

	2002	
	June 30	March 31
Income Tax:		
To recover on temporary additions	54,171	54,171
To recover on actuarial provisions	1,017	1,017
Social security:		
To recover on temporary additions	17,335	17,335
To recover on actuarial provisions	326	326
On Long-Term Assets	72,849	72,849
Income Tax:		
On depreciation w/incentive	4,385	4,385
On Long-Term Liabilities	4,385	4,385

The credits and debits for income tax and social security will be largely paid up and receivable respectively within five years.

[B] Income tax and social security on earnings:

	June 30, 2002		June 30, 2001	
	Income Tax	Social Security	Income Tax	Social Security
Profit before Income Tax, Social Security, employee profit-sharing and statutory allocations	**195.318**	**195.318**	**130.471**	**130.471**
Temporary net additions (exclusions)				
Provisions for:				
Labor Cases	(1,275)	(1,275)	(703)	(703)
Loss of Credits	25,000	25,000		
Doubtful Accounts	1,177	1,177	(112)	(112)
Devaluation of Other Assets	(300)	(300)	(21,486)	(21,486)
Fiscal Risks	7,219	7,219		
Shares in Profits and Earnings	1,468	1,468	4,550	4,550
Premiums on Earnings	(6,595)	(6,595)		
Sum of temporary additions (exclusions)	**26,694**	**26,694**	**(17,751)**	**(17,751)**
Permanent net additions (exclusions)				
Equity earnings	(63,438)	(63,438)	(37,926)	(37,926)
Interest received on own capital	11,363	11,363	20,779	20,779
Excess depreciation	2,569	1,019	3,484	1,293
Bonuses	2,288		88	
Contributions & donations	1,411	1,411	1,467	1,467
Non-deductible expenses	303	303	1,118	1,118
Sum of permanent additions (exclusions)	**(45,504)**	**(49,342)**	**(10,990)**	**(13,269)**
Total Additions (exclusions)	**(18,810)**	**(22,648)**	**(28,741)**	**(31,020)**
Calculation Basis	**176,508**	**172,670**	**101,730**	**99,451**
Effective rate	25%	9%	25%	9%
Income Tax and social security calculated	**(44,115)**	**(15,540)**	**(25,421)**	**(8,951)**

[C] Reconciliation between income tax and social security calculated and the respective amounts entered under the earnings for the quarter:

				June 30
	2002		2001	
	Income Tax	Social Security	Income Tax	Social Security
Income Tax and Social Security calculated	(44,115)	(15,540)	(25,421)	(8,951)
Book-entry tax credits				
On temporary additions	12,390	3,965	548	
Realization of depreciation with incentives	387		1,270	
	12,777	3,965	1,818	
Book-entry tax debits				
On temporary exclusions	(5,717)	(1,830)	(5,708)	
	(5,717)	(1,830)	(5,708)	
Other (expenditures) revenues				
Tax incentives	1,443		573	
Income Tax adjustment on reassessment reserve			(2,741)	
Others	226			6
	1,669		(2,168)	6
Total revenues (expenditures) after Income Tax & Social Security	(35,386)	(13,405)	(31,479)	(8,945)

12 - NET EQUITY

[A] Movement over the period:

December 31, 2001	**2,005,776**
Net profit for the quarter	82,136
March 31, 2002	**2,087,912**
Net profit for the quarter	64,391
June 30, 2002	**2,152,303**

[B] Paid-in equity capital:

This is represented by 6,762,545,000 registered book-entry shares, consisting of 3,905,001,000 common shares and 2,857,544,000 preferred shares, with no face value. These shares are held by approximately 10,600 shareholders.

Each common share has the right to one vote in the decisions of the General Meeting.

The company holds 68,300,000 preferred shares in Treasury, at the cost of R$ 3,149.

The existing preferred shares take priority in the distribution of dividends under equal conditions with the common shares and for reimbursement of capital, with no premium; they have no voting rights, although they will acquire this prerogative should the minimum dividends guaranteed in the By-Laws not be paid for three consecutive financial years, with this right lapsing on payment of the dividends to which they have the right.

[C] Reserves:

(i) Capital Reserve:

Allocations set aside for investments and others – refers mainly to the tax incentive for the Tax on Industrialized Products (IPI - *Imposto Sobre Produtos Industrializados*) (Law No. 7,554/86) as actually received. This incentive expired in 1993.

(ii) Reassessment Reserves:

Reflect the reassessment undertaken by the company and its stake in the corresponding reserve established by its subsidiary Belgo Bekaert Arames S.A., and will be transferred to accumulated profits as the reassessed assets (lands) are realized through either depreciation or write-off.

(iii) Profits Reserves:

- Legal reserve – established on the basis of 5% of the net profit for each financial year up to 20% of the paid-in capital;

- Statutory reserve – established on the basis of 5% to 75% of the net profit for the financial year, intended to underwrite the expansion of corporate activities, either directly or through subsidiary or associated companies, with such deductions ceasing when this reserve reaches 80% of the subscribed equity capital;

- Profits reserve and balance of the accumulated profits account – in previous years these amounts were allocated to underwriting investments and increasing the working capital for the normal activities of the company;

[D] Proposed capital increase

At an Extraordinary General Meeting held on April 18, 2002, the shareholders approved a capital increase from R$ 765,423 to R$ 1,312,443, with no new share issue and using the following accumulated profits and reserves:

• Legal Reserve	85,351
• Statutory Reserve	134,820
• Profits Withheld Reserve	116,825
• Capital Increase Reserve	113,148
• Capital Reserve – premium on sale of shares	25,313
• Accumulated Profits	71,563
	547,020

[E] The By-Laws of the company stipulate the allocation of at least 25% of the net profits for the financial year, restated in compliance with Brazilian Company Law, for payment of the mandatory dividends to the shareholders. The preferred shares have the right to a dividend 10% higher than that assigned to the common shares, as stipulated by Law N° 10,303/2001.

[F] There were no alterations to the shareholders' rights during the first half of 2002.

13 – INSURANCE COVERAGE

The company policy is to take out insurance coverage at levels deemed necessary to provide protection against the risks involved. The company takes out operating risks insurance that reduces costs and increases the coverage. The insurance policies provide the following coverage:

	2002	
	June 30	March 31
Insured goods		
Property, plant and equipment (*)	418,248	418,248
Inventory	17,607	17,607
	435,855	435,855

(*) Coverage by event.

14 - FINANCIAL INSTRUMENTS

The financial instruments of the Company are posted under equity accounts on June 30, 2002 and March 31, 2002 at values compatible with those in effect on the market on these dates. The administration of these instruments is handled through operating strategies, seeking liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates compared to those in effect on the market, consequently adjusting its financial investments to the market.

(a) Credit Risk

The sales policy of the Group is subject to the credit standards established by its Management, which strive minimize any possible future problems caused by customer default. This objective is attained through selecting customers by their payment capacity, in addition to diversifying the accounts receivable (spreading the risk). The company also has a significant provision for doubtful accounts, totaling R$ 6,564 (March 31, 2002 – R$ 5,441) and representing 5.04% of the balance of the open accounts receivable on the domestic market (March 31, 2002 – 4.78%), in order to cover the credit risk.

[B] Foreign Exchange Risk

As the company has significant liabilities in foreign currency (US dollars), its earnings may be severely affected by variations in the foreign exchange rate.

In order to mitigate the effects of foreign exchange variations, the Management has adopted a policy of keeping almost all its cash on hand in short-term financial investments tied to the foreign exchange rate, as shown in the following Table:

		US$ 000
		2002
	June 30	March 31
A) Loans / financing in US dollars	121,077	152,298
B) Financial investments in US dollars and accounts receivable – foreign market (Net of advances on export contract)	147,928	167,111
Net exposure (A-B)	(26,851)	(14,813)

(*) Of the total loans, US$ 4,943,000 (March 31, 2002: US$ 14,069,000) consist of transactions carried out under the aegis of Resolution 63 issued by the Brazilian Central Bank. These transactions are not included here because they were covered by swap transactions tied to the variation in the CDI.

The net position in US dollars on June 30, 2002, as shown above, should be increased by the following net balance for the external movements of the Company planned for the second half of 2002 (data not audited):

	US$ 000
A) Exports	227,000
B) Imports	142,000
Net Balance (A - B)	85,000

c) Price Risk

Exports should generate a significant portion of the revenues forecast for the second half of 2002. However, the volatility of the foreign exchange rate represents a price risk that may have adverse effects on expected earnings. This risk is largely offset by significant import volumes planned for the same period, as shown above.

The company does not invest in any other derivatives or high-risk assets.

15 - RELATED PARTIES

The main balances and transactions with the subsidiary and associated companies are carried out under conditions compatible with those in effect on the market, considering prices, periods, financial charges, etc., (non-related parties) and are included in the Quarterly Report for June 30, 2002, summarized as follows:

	Assets		Liabilities	Half-year ending on June 30, 2002		
	Current	Long-term	Current	Revenues	Expenses	Purchases
BMP	8,198	242,744	15,152	10,849	4,201	10,754
CAF		18,225				
Belgo Bekaert Arames	58,451		2,741	268,325		3,340
Jossan	1,303			13,311		
BMB	3,995			21,725		
Bemex International			1,768			
BMS					2,471	2,971
Guilman-Amorim					1,952	9,604
BMU		298,965		10,716		
Itaúna			2,233			5,302
Acindar		24,962		1,953		
Cimaf Cabos	1,749					
Abemex	14,423					8,468
Total	88,119	585,560	21,894	326,879	8,624	40,439

16 – OTHER INFORMATION

[A] Obligations with Post-Employment Benefits

In 1982, the company signed up for the pension plan offered by Bradesco Previdência e Seguros S.A., with the intention of supplementing (i) the retirement incomes of the participants and (ii) the pensions granted to the dependents of deceased participants.

04.01 – EXPLANATORY NOTES

The future benefits to be paid are the responsibility of Bradesco Previdência e Seguros S.A. The company is neither committed nor obliged to finance any underfunding of the supplementary pension and allowances plan.

On December 31, 2001, the company posted the liabilities balance for obligations with post-employment benefits, in compliance with Accounting Standards and Procedures NPC nº 26, issued by the Brazilian Independent Auditors Institute (IBRACON – *Instituto dos Auditores Independentes do Brasil*). The liabilities consisting of obligations with post-employment benefits, net of tax effects, was entered in the accounts as a net equity debit adjustment for previous financial years on that date, as shown below:

Present value – accumulated benefits	30,786
Future effects of wage increase	11,729
Present value –obligations covered	42,515
Fair value of plan assets	(38,446)
Present value – obligations not covered /	
Obligations with post-employment benefits	4,069
Tax effects– 25% Income Tax + 8% Social Security	(1,343)
Initial acknowledgment of obligations with post-employment benefits, net of tax effects – Adjustment for previous years	2,726

The assumptions used for the actuarial calculations are shown below:

Actuarial method	Projected credit unit
Discount rate	IGP-M + 7% p.a.
Expected rate of return on assets	IGP-M + 7% p.a.
Wage levels increase rate	IGP-M + 3% p.a. for the next 4 years, IGP-M + 2.5% p.a. for the next 5 years and IGP-M + 2% p.a. for the remaining years

The net cost components over the period for the post-employment benefits, projected for 2002, are given below:

Current service cost	1,939
Interest on actuarial obligation	5,243
Expected income on plan assets	(5,057)
Management fee	570
Net cost of post-employment benefits for the period	2,695

The cost to the company over the half-year ending on June 30, 2002 was R$ 2,216 (June 30, 2001 – R$ 2,126).

[B] Remuneration of the Management

During the half-year ending on June 30, 2002, the Directors and the Board received remuneration of R$ 2,966 (June 30, 2001 -R$ 4,988).

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Quarterly Report 2ND Quarter 2002

Parent Company

Net Revenue

+ 26.5%

R$ 751.2 million

Operating Margin

27.0%

R$ 202.8 million

EBITDA Margin

32.1%

R$ 241.5 million

Net Profit

After net extraordinary losses of R$ 20 million

+ 62.6%

R$ 146.5 million

Performance Review

January – June 2002 and 2001

(Parent Company)

Rolled products production volumes (stable) and total sales up 3.1%, leveraged by record-breaking exports.

Domestic market sales: - 2.2%

Foreign market sales: + 22.2%

The protectionist measures thrown up by the US steel industry did not affect Belgo exports, with the export levels for its products setting foreign sales records, particularly wire rod for steel cord, offsetting shrinkage on the domestic market.

Net income up 26.5%, driven mainly by exports and price realignments prompted higher costs for major feedstock items (utility rates, imported coke, scrap and pig iron).

EBITDA at R$ 241.5 million, 57.6% above the R$ 153.2 million posted for January – June 2001.

ROCE – the Return on Capital Employed rose from 14% to 22%

Net profit up 62.6%

Investments top R$ 58.8 million, below the 2002 Budget planning but in step with the 2001-2004 Pluri-Annual Plan of R$ 640 million.

Net Debt down by R$ 50.8 million (-13.6%), pruned to R$ 322 million on June 30, 2002, with cash on hand down by R$ 21 million to R$ 406 million.

Productivity up 12%, rising from 810 to 906 tons/steel/man/year (excluding overhead and sales).

Trimmer Headcount – 3.4%

Acindar – The devaluation of the Argentine Peso made exports more competitive, upgrading its operating performance. The return of inflation with severe effects on the economy is a matter of concern. Renegotiating its debt is a step that is crucial to its future, currently under way with its creditors.

Annual and Quarterly Figures

		Year	2001					2002	
		2000	Q1	Q2	Q3	Q4	Year	Q1	Q2
Increase in GDP [1]	(Δ%)	4.36	(0.75)	3.07	0.52	(3.42)	1.51	(0.80)	n.g.
Sales: Brazilian domestic market	(000 tons)	5.949.0	1.557.2	1.682.6	1.745.1	1.337.4	6.322.3	1.438.3	1.580.3
Long rolled products [2]	(Δ%)	-	7.84	8.06	3.72	(23.36)	6.28	7.54	9.87
Belgo Sales [3] (domestic market)	(000 tons)	1.987.2	506.2	565.5	600.3	455.1	2.127.1	482.4	517.4
	(Δ%)	-	9.3	11.7	6.2	(24.2)	7.0	6.0	7.3

(1) Compared to the previous quarter / previous year. with no seasonal adjustment (Source: IBGE)
(2) Excluding pipes
(3) Belgo + BMP + Itaúna Siderurgia

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The Company presents the analysis of its operating and financial performance for January - June 2002, compared with the same period the previous year

It also presents the main data and indicators (*pro-forma*), with the earnings of BMP – Belgo Mineira Participação Ind. e Comércio S/A. included in the Parent Company, as Belgo expects to complete the restructuring project for Mendes Júnior Siderurgia S/A by year-end 2002.

Production and Sales (10^3 tons) for the Belgo Companies

The volumes and variations in the output of raw steel, rolled products and wire goods are distributed as follows:

Table 1

Output: Belgo Companies (Unit 10^3 tons)

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
RAW STEEL						
. Parent Company (Monlevade. Vitória & Piracicaba mills)	502.9	490.1	2.6	993.0	944.6	5.1
. BMP (Juiz de Fora plant)	190.8	205.2	(7.0)	396.0	371.2	6.7
TOTAL	**693.7**	**695.3**	**(0.2)**	**1.389.0**	**1.315.8**	**5.6**
STEEL SECTOR (ROLLED PRODUCTS)						
. Parent Company (Monlevade. Vitória & Piracicaba mills)	459.8	460.3	(0.1)	920.1	918.2	0.2
. BMP (Juiz de Fora plant)	184.8	184.7	0.1	369.4	370.9	(0.4)
. Itaúna Siderúrgica Ltda (Itaúna mill)	16.7	13.6	22.8	30.3	26.0	16.5
TOTAL	**661.3**	**658.6**	**0.4**	**1.319.8**	**1.315.1**	**0.4**
WIRES SECTOR						
. BMB / BBA / JOSSAN	**158.0**	**139.6**	**13.2**	**297.6**	**288.9**	**3.0**

The output of rolled products remained almost unchanged from the first six months of last year, while the Wires Sector rose 3.0%.

Raw steel output rose 5.6%, with no adverse effects on the drive to reduce working capital. The basis for comparison was adversely affected by the purchase of billets during the first half of 2001.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The sales volumes and variations for the Steel and Wires Sectors are distributed as follows:

Table 2

Sales: Belgo Companies (Unit 10^3 tons)

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
DOMESTIC MARKET						
STEEL SECTOR (*)						
. Parent Company (Monlevade. Vitória & Piracicaba mills)	378.2	334.5	13.1	712.7	728.4	(2.2)
. BMP (Juiz de Fora plant)	139.1	145.2	(4.2)	284.3	322.1	(11.7)
. Itaúna Siderúrgica Ltda (Itaúna mill)	0.1	2.7	(96.3)	2.8	27.0	(89.6)
TOTAL	**517.4**	**484.2**	**7.3**	**999.8**	**1.077.5**	**(7.2)**
WIRES SECTOR						
. BMB / BBA / JOSSAN	**127.2**	**124.7**	**2.0**	**251.9**	**254.2**	**(0.9)**
FOREIGN MARKET						
STEEL SECTOR						
. Parent Company (Monlevade. Vitória & Piracicaba mills)	126.6	116.4	8.8	243.0	198.8	22.2
. BMP (Juiz de Fora plant)	36.2	25.5	42.0	61.7	9.0	585.6
TOTAL	**162.8**	**141.9**	**14.7**	**304.7**	**207.8**	**46.6**
WIRES SECTOR						
. BMB / BBA / JOSSAN	**15.5**	**10.2**	**52.0**	**25.7**	**24.2**	**6.2**
TOTAL SALES _ STEEL SECTOR	**680.2**	**624.3**	**9.0**	**1.304.5**	**1.285.3**	**1.5**
TOTAL SALES – WIRES SECTOR	**142.7**	**134.9**	**5.8**	**277.6**	**278.4**	**(0.3)**

(*)Includes sales to wire companies

The domestic market showed shrinkage in sales volumes during the first six months of 2002, due to more sluggish economic activities and uncertainty over the short-term future among consumers. This shrinkage on the Brazilian long rolled products market is in line with the statistics produced by the Brazilian Steel Institute (IBS). However, growth was recorded during the 2nd Quarter of 2002 compared to the previous three months.

The Belgo Steel Sector dealt with this situation through a marked upsurge in exports (+ 46.6%), not affected by the protectionist measures introduced by the USA.

New export records were set for wire rod and other products, reaching a 23.4% share of the total volume of products sold by the companies in the Belgo Steel Sector.

We believe that this impressive export performance will continue during the second half of the year, while the domestic market will remain shaky, particularly during the final quarter of the year.

Earnings

The Table below presents the financial highlights and some indicators for the Parent Company.

Table 3

Financial Highlights - Parent Company

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
R$ million						
Gross Revenues	523.1	455.9	14.7	979.0	782.0	25.2
Net Revenues	**399.0**	**352.2**	**13.3**	**751.2**	**593.9**	**26.5**
Domestic market	330.2	293.7	12.4	623.9	487.5	28.0
Foreign market	68.8	58.5	17.6	127.3	106.5	19.5
Operating Profit (EBIT)	**109.2**	**93.6**	**16.7**	**202.8**	**116.1**	**74.7**
Financial revenues	(8.6)	15.6		7.0	25.2	(72.2)
Financial expenditures	(24.5)	(24.8)	(1.2)	(49.3)	(48.7)	1.2
Monetary and foreign exchange variations	10.1	4.9	106.1	15.0	17.0	(11.8)
Equity earnings	25.2	38.3	(34.2)	63.5	37.9	67.5
Non-Operating Revenues (Expenditures)	(17.6)	(16.4)	7.3	(34.0)	(3.8)	794.7
Net profit	**64.4**	**82.1**	**(21.6)**	**146.5**	**90.1**	**62.6**
Cash flow generation (EBITDA)	**128.7**	**112.8**	**14.1**	**241.5**	**153.2**	**57.6**
Investments	31.6	27.2	16.2	58.8	41.4	42.0
Increase (Reduction)						
In operating working capital)	(26.5)	(23.5)		(50.0)	32.1	
Net debt	321.9	381.6	(15.6)	321.9	372.7	(13.6)
Net equity	2,152.3	2,087.9	3.1	2,152.3	1,969.2	9.3
Total assets	3,527.2	3,433.4	2.7	3,527.2	3,489.9	1.1
ROCE (%)	21.8	21.8		22.0	14.1	
ROE (%)	12.1	16.1		14.1	9.3	
Per 1,000 shares						
Net profit	9.52	12.14	(21.6)	21.66	13.32	62.6
Net equity	318.27	308.74	3.1	318.27	291.19	9.3
Headcount	2,917	2,966	(1.7)	2,917	3,019	(3.4)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The increases in the net revenues and operating profits of the Parent Company are due partially to price realignments on the domestic market, prompted by rising production costs, a better product mix and higher export volumes (+22.2%).

The cash flow generation (EBITDA) of the Parent Company reached R$ 241.5 million during the first half of the year and R$ 129 million for the second quarter, up 57.6% and 14.1% respectively over the first six months of the previous year and the 1st Quarter of 2002. The EBITDA margin reached 32.1% for the half-year and 32.3% for the quarter.

Financial revenues fell by R$ 19.4 million over the last quarter/half-year due to the net adjustment to market values of financial investments in Federal papers, as required by the Brazilian Securities Commission (CVM) and the Brazilian Central Bank.

The financial expenses remained stable, while the monetary and foreign exchange variations continued positive.

The equity earnings rose, due mainly to the contributions from BMP and the companies in the Wires Sector. The devaluation of the Real affected the indebtedness of the Guilman-Amorim hydro-power plant, with adverse effects on equity earnings during the 2nd Quarter. Under Instruction N° 371 issued by the Brazilian Securities Commission (CVM), Guilman-Amorim did not enter new deferred tax assets in its accounts in June, resulting in a negative outcome (- R$ 4 million).

During this half year, R$ 30 million (R$ 15 million for the quarter) were entered in the Belgo accounts as Non-Operating Expenses, covering provisions for possible future losses, with R$ 25 million covering loan transaction risks with ACINDAR.

The net profit of Belgo reached R$ 146.5 million for the half-year (R$ 64.4 million during the quarter), up 62.6% and with a net margin of 19.5%.

Parent Company Margins

For all four quarters of 2001 and the first two quarters of 2002

EBIT Margin


20,7
18,5
26,0
33,3
26,6
27,4
1T01
2T
3T
4T *
1T02
2T02

EBITDA Margin


26,9
24,7
31,4
39,1
32,0
32,3
1T01
2T
3T
4T *
1T02
2T02

Net Margem


14,3
16,0
21,2
9,0
23,3
16,1
1T01
2T
3T
4T **
1T02
2T02***

- The EBIT and EBITDA margins were affected during the 4th Quarter of 2001 by the reversal of the R$
- 29 million in provisions

** Net margin trimmed during the 4th Quarter by the extraordinary provision of R$ 120 million at Acindar (Argentina)

*** Net margin trimmed during the 2nd Quarter of 2002 by the provisions (R$ 15 million) for possible extraordinary losses (basically Acindar loans) and adjusting financial investments to market values (R$ 19.4 million).

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Consolidated debt down by 4.8% over the quarter and 12.1% for the half-year

The Table below gives the composition, profile and currency of Company financing:

Table 4

Debt Composition
(R$ million)

	Q2 2002			Q1 2002	Dec 31, 2001
	R$	US$	Total	Total	Total
Belgo	404.0	(82.0)	322.0	381.6	363.5
BMP and Itaúna	170.1	22.3	192.4	207.4	240.0
Wire Plants	23.5	29.6	53.1	50.0	88.5
Guilman Amorim	(31.8)	241.8	210.0	174.4	185.6
Others	7.7	(15.6)	(7.9)	(4.9)	(2.0)
Total Net Debt	**573.5**	**196.1**	**769.6**	**808.5**	**875.6**
- Short-Term Debt (investment)	126.8	(175.2)	(48.4)	(162.5)	89.8
- Long-Term Debt	446.7	371.3	818.0	971.0	785.8

The reduction in the consolidated net debt was achieved through contributions from all the companies, except the Guilman-Amorim hydro-power plant, which was adversely affected by the devaluation of the Real.

The net debt in foreign currency accounted for 25% of the consolidated total, concentrated mainly in the Guilman-Amorim hydro-power plant, which is financed by the IFC.

The coverage rate (net long-term debt divided by the annualized EBITDA) for the Consolidated accounts reached 0.9, reflecting the low debt levels of the Belgo Companies.

Parent Company Cash Flow

The cash flow from the operating activities reached R$ 206 million for the quarter and R$ 321 million for the half-year.

Net investment in subsidiaries, property, plant, equipment and deferred reached R$ 39 million for the quarter and R$ 84 million for the half-year.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

In January 2002, R$ 56.5 million was paid out as Interest on Own Capital, net of income tax. The amortization of loans, financing and debentures, net of new cash uptakes, reached R$ 161 million over the half-year.

This resulted in an increase in cash on hand and banks of some R$ 19.5 million for the half-year.

Table 5

Cash Flow Statement - Parent Company (R$ million)

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
Net profit	*64.4*	*82.1*	*(21.6)*	*146.5*	*90.1*	*62.6*
Depreciations / Amortizations	19.6	19.3	1.6	38.9	37.1	4.9
Stakes in subsidiary companies	(25.2)	(38.3)	(34.2)	(63.5)	(37.9)	67.5
Earnings on divestment of permanent asset, net	0.1	(0.1)			1.3	
Income tax and social security (deferred)	22.8	26.0	(12.3)	48.8	39.5	23.5
Others (mainly interest and foreign exchange variations)	93.2	28.1	231.7	121.3	69.7	74.0
(Increases) reductions in assets:						
Customers	(11.9)	14.0		2.1	(8.0)	
Inventory	(7.3)	(7.1)	2.8	(14.4)	(14.8)	(2.7)
Other assets	(6.4)	(37.0)	(82.7)	(43.4)	(10.3)	321.4
Increases (reductions) in liabilities:						
Suppliers	37.2	14.7	153.1	51.9	(22.6)	
Other liabilities	19.9	13.1	51.9	33.0	7.7	328.6
Cash flow – operating activities	**206.4**	**114.8**	**79.8**	**321.2**	**151.8**	**111.6**
(Acquisition) divestment of investments	(10.8)	(16.6)	(34.9)	(27.4)	(354.3)	(92.3)
(Acquisition) divestment of property, plant, equipment and deferred	(28.2)	(28.2)		(56.4)	(35.7)	58.0
Cash flow from investment activities	**(39.0)**	**(44.8)**	**(12.9)**	**(83.8)**	**(390.0)**	**(78.5)**
Increase (reduction) in loans and financing	*(158.2)*	*2.9*		*(155.3)*	*277.2*	
Emission (redemption) of debentures and others	-	(6.1)		(6.1)		
Payment of dividends/interest on own capital	-	(56.5)		(56.5)	(136.1)	(58.5)
Cash flow from financial activities	**(158.2)**	**(59.7)**	**165.0**	**(217.9)**	**141.1**	
Increase (reduction) in cash on hand and banks	**9.2**	**10.3**	**(10.7)**	**19.5**	**(97.1)**	
Cash on hand and banks at start of period	396.6	386.3	2.7	386.3	523.9	(26.3)
Cash on hand and banks at end of period	405.8	396.6	2.3	405.8	426.8	(4.9)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Parent Company and BMP (*Pro Forma*)

As the management of Belgo expects to complete the restructuring project for Mendes Júnior Siderurgia S/A by the end of this year, the operating and financial data is presented on a *pro forma* basis, together with some liquidity and profitability indicators, including the wholly-owned subsidiary and lessee of the assets of BMP – Belgo Mineira Participação Ind. e Comércio S/A, as though it had been taken over, consequently representing the Belgo Steel Sector.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 6

Operating and Financial Data (Belgo + BMP) - *Pro forma*

	Unit	2002		Δ%	2002	2001	Δ%
		Q 2	Q 1		Jan-Jun	Jan-Jun	
Raw steel output	t/000	693.7	695.3	(0.2)	1,389.0	1,315.8	5.6
Volume of products sold	t/000	680.1	621.6	9.4	1,301.7	1,258.3	3.4
Headcount		4.054	4.096	(1.0)	4.054	4.193	(3.3)
Gross revenues	R$/mm	714.9	633.5	12.8	1,348.4	1,054.2	27.9
Net revenues	R$/mm	545.9	488.9	11.7	1,034.8	801.3	29.1
Net profit	R$/mm	201.4	185.5	8.6	386.9	246.8	56.8
Operating Profit - EBIT	R$/mm	135.4	137.3	(1.4)	272.7	156.2	74.6
EBIT per ton sold	R$	199.1	220.9	(9.9)	209.5	124.1	68.8
EBITDA	R$/mm	156.6	158.1	(0.9)	314.7	195.7	60.8
Equity earnings	R$/mm	15.2	13.2	15.2	28.4	43.9	(35.3)
Current net profit (1)	R$/mm	64.4	82.1	(21.6)	146.5	90.0	62.8
Gross margin	%	36.9	37.9		37.4	30.8	
Operating margin - EBIT	%	24.8	28.1		26.4	19.5	
EBITDA margin	%	28.7	32.3		30.4	24.4	
Net margin (1)	%	11.8	16.8		14.2	11.2	
Net debt/Net equity	%	23.9	28.3		23.9	17.5	

(1) before extraordinary earnings

Consolidated earnings – Belgo Companies

Table 7

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
R$ million						
Gross revenues	920.4	862.4	6.7	1,782.8	1,427.0	24.9
Net revenues	**709.0**	**670.0**	**5.8**	**1,379.0**	**1,089.5**	**26.6**
Domestic market	578.7	563.5	2.7	1,142.2	943.0	21.1
Foreign market	130.3	106.5	22.3	236.8	146.4	61.7
Operating profits (EBIT)	**193.8**	**192.1**	**0.9**	**385.9**	**243.0**	**58.8**
Financial revenues	1.1	24.6	(95.5)	25.7	37.8	(32.0)
Financial expenditures	(40.8)	(41.8)	(2.4)	(82.6)	(84.8)	(2.6)
Monetary and foreign exchange variations	(22.9)	(8.2)	179.3	(31.1)	(9.9)	214.1
Equity earnings	(1.3)	11.6		10.3	1.9	442.1
Non-operating revenues (expenses)	(19.2)	(17.8)	7.9	(37.0)	(24.4)	51.6
Net profits	**65.9**	**99.7**	**(33.9)**	**165.6**	**97.0**	**70.7**
Group portion	63.1	82.9	(23.9)	146.0	87.2	67.4
***Cash flow generation* (EBITDA)**	**230.1**	**228.0**	**0.9**	**458.1**	**304.6**	**50.4**
Investments	56.5	43.0	31.4	99.5	75.3	32.1
Increase (reduction) in operating working capital	(10.4)	(14.9)		(25.3)	119.9	
Net debt	769.5	808.5	(4.8)	769.5	807.9	(4.8)
Net equity	2,346.0	2,293.5	2.3	2,346.0	2,143.7	9.4
- Non-controlling shareholders	207.1	217.7	(4.9)	207.1	187.1	10.7
- Group portion	2,138.9	2,075.8	3.0	2,138.9	1,956.6	9.3
Total assets	4,608.1	4,444.0	3.7	4,608.1	4,115.8	12.0
Headcount	7,036	7,182	(2.0)	7,036	7,453	(5.6)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 8

Consolidated Cash Flow Statement (R$ million)

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
Net profit	63.1	82.9	(23.9)	146.0	87.2	67.4
Depreciation / amortization	36.4	36.0	1.1	72.4	61.8	17.2
Stake held by non-controlling shareholder	(10.6)	12.4		1.8	(3.9)	
Stakes in subsidiary companies	1.4	(11.5)		(10.1)	1.4	
Earnings on divestment of permanent asset, net	0.1	0.6	(83.3)	0.7	1.1	(36.4)
Income Tax and social security, deferred	33.5	55.4	(39.5)	88.9	44.4	100.2
Others (mainly interest & foreign exchange variations)	160.6	91.2	76.1	251.8	168.5	49.4
(Increases) reductions in assets:						
Customers	0.8	(23.3)		(22.5)	(54.7)	(58.9)
Inventories	(21.1)	(7.6)	177.6	(28.7)	(31.1)	(7.7)
Other assets	(46.1)	(5.4)	753.7	(51.5)	(63.1)	(18.4)
(Increases) reductions in liabilities:						
Suppliers	40.4	0.7		41.1	(10.4)	
Other liabilities	39.0	(30.0)		9.0	7.5	20.0
Cash flow – operating activities	**297.5**	**201.4**	**47.7**	**498.9**	**208.7**	**139.1**
(Acquisition) divestment of investments	7.1	(5.2)		1.9	(42.8)	
(Acquisition) divestment of property, plant and equipment and deferred	(53.3)	(44.2)	20.6	(97.5)	(65.4)	49.1
Cash flow – investment activities	**(46.2)**	**(49.4)**	**(6.5)**	**(95.6)**	**(108.2)**	**(11.6)**
Increase (reduction) in loans & financing	(362.2)	94.1		(268.1)	(120.7)	122.1
Issue (redemption) of debentures and others	(3.9)	(10.3)	(62.1)	(14.2)	13.1	
Payment de dividends/ interest on own capital	(11.3)	(56.5)	(80.0)	(67.8)	(144.5)	(53.1)
Cash flow – financial activities	**(377.4)**	**27.3**		**(350.1)**	**(252.1)**	**38.9**
Increase (reduction) in cash on hand & banks	**(126.1)**	**179.3**		**53.2**	**(151.6)**	
Cash on hand & banks: start of period	622.6	443.3	40.4	443.3	628.1	(29.4)
Cash on hand & banks: end of period	496.5	622.6	(20.3)	496.5	476.5	4.2

Consolidated Data – Wires Sector

Table 9

Selected Data - BBA + Jossan + BMB (R$ million)

	2002		Δ%	2002	2001	Δ%
	Q 2	Q 1		Jan-Jun	Jan-Jun	
R$ million						
Gross revenues	329.1	311.1	5.8	640.2	549.8	16.4
Net revenues	**255.9**	**240.0**	**6.6**	**495.9**	**422.5**	**17.4**
Domestic market	228.8	224.5	1.9	453.3	387.1	17.1
Foreign market	27.0	15.5	74.2	42.5	35.4	20.1
Operating profit (EBIT)	**50.9**	**47.8**	**6.5**	**98.7**	**80.8**	**22.2**
Financial revenues	6.9	1.2	475.0	8.1	3.7	118.9
Financial expenditures	(4.0)	(4.1)	(2.4)	(8.1)	(9.2)	(12.0)
Monetary and foreign exchange variations	(5.2)	(0.8)	550.0	(6.0)	(14.6)	(58.9)
Net profit	**43.8**	**32.4**	**35.2**	**76.2**	**51.3**	**48.5**
Group portion	25.7	19.1	34.6	44.8	30.6	46.4
Equity earnings	8.5	2.7	214.8	11.2	5.2	115.4
Cash flow generation (EBITDA)	**62.3**	**58.9**	**5.8**	**121.2**	**94.7**	**28.0**
Investments	6.2	4.6	34.8	10.8	24.1	(55.2)
Net debt	53.1	50.0	6.2	53.1	120.5	(55.9)
Headcount	2,251	2,297	(2.0)	2,251	2,408	(6.5)

The combination of a better sales mix based on products involving more sophisticated technology, higher profitability on exports due to the rise in the foreign exchange rate, and tight control of costs and expenses, resulted in an increase of 22% in the EBIT and 28% in the EBITDA, compared to the first six months of the previous year.

The cash flow generation helped amortize the debt of this sector (down 56% over the past twelve months), with financial revenues up 119%, financial expenses down 12%, and a positive foreign exchange variation of 59%.

The net profit consequently rose 48.5% over the same six months the previous year and 35% over the previous quarter.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Capitals Market

From January through June 2002, 77.2 million Common Shares (BELG3) were traded on the Sao Paulo Stock Exchange (BOVESPA) as well as 350.5 million Preferred Shares (BELG4).

The total volume of transactions reached R$ 82 million in 2,210 trades.

The Common and Preferred shares rose by 76.92% and 67.04% respectively, not including interest on capital paid in January 2002. Over the same period, the São Paulo Stock Exchange Index (IBOVESPA) dropped 18%.

The market value of Belgo on June 29, 2002 reached R$ 1,598 million, compared to R$ 926.8 million on December 31, 2001.

Table 10

Market Indicators

	1997	1998	1999	2000	2001	JUN/02
R$ / 1000 shares						
Closing price - ON	58.99	78.00	112.00	129.00	130.00	230.00
Closing price - PN	53.00	37.00	120.00	130.99	146.67	245.00
R$ million						
Market Value	252.5	272.2	780.2	878.0	926.8	1,598.3

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

09.01 – STAKES IN ASSOCIATED AND/OR SUBSIDIARY COMPANIES

1. ITEM	2. REGISTERED CORPORATE NAME OF ASSOCIATED / SUBSIDIARY COMPANY	3 - CORPORATE TAX Nº (CNPJ))	4 - CLASSIFICATION	5 - % STAKE IN RECIPIENT COMPANY CAPITAL	6 -% NET EQUITY OF INVESTOR COMPANY
7 - TYPE OF COMPANY		8 - Nº OF SHARES HELD DURING CURRENT QUARTER (000)		9 - NO. OF SHARES HELD DURING PREVIOUS QUARTER (000)	
02	BELGO BEKAERT ARAMES S.A.	61.074.506/0001-30	UNLISTED SUBSIDIARY	54.85	10.17
COMMERCIAL, INDUSTRIAL & OTHERS		346,876		346,876	
03	BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.	00.664.902/0001-22	UNLISTED SUBSIDIARY	99.99	5.13
COMMERCIAL, INDUSTRIAL & OTHERS		29,704		29,704	

00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER Nº	5
3 - CVM REGISTRATION Nº	
4 - CVM REGISTRATION DATE	
5 - SERIES ISSUED	5TH
6 - TYPE OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	MARCH 1, 2000
9 - MATURITY DATE	MARCH 1, 2005
10 - TYPE OF DEBENTURE	FLOATING
11 - CURRENT REMUNERATION STATUS	LTIR + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - FACE VALUE (R$)	1,000.00
14 - AMOUNT ISSUED (R$ 000)	51,000
15 - Nº PAPERS ISSUED (UNIT)	51,000
16 - PAPERS IN CIRCULATION (UNIT)	50,959
17 - PAPERS IN TREASURY (UNIT)	0
18 - PAPERS REDEEMED (UNIT)	0
19 - PAPERS CONVERTED (UNIT)	41
20 - PAPERS FOR PLACEMENT (UNIT)	0
21 - DATE OF LAST REVALUATION	
22 - DATE OF NEXT EVENT	MARCH 1, 2002

00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

17.01 - SPECIAL REVIEW REPORT - WITH PROVISO

July 23, 2002

To the Management and Shareholders
Companhia Siderúrgica Belgo-Mineira

1 We have undertaken limited reviews of the accounting information in the Quarterly Report (ITR - *Informações Trimestrais*) issued by Companhia Siderúrgica Belgo-Mineira covering the quarters and periods ending on June 30, and March 31, 2002, and June 30, 2001, prepared under the responsibility of its Management.

2 Our reviews were undertaken in accordance with the specific standards established by the Brazilian Independent Auditors Institute (IBRACON - *Instituto Brasileiro de Contadores*) together with the Federal Accounting Board (*Conselho Federal de Contabilidade*) and consisted mainly of (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company in terms of the main criteria adopted for the preparation of the Quarterly Report and (b) an examination of the relevant information and subsequent events that have or could have significant effects on the financial standing and operations of the Company.

3 Based on our limited reviews, we are unaware of any other relevant modification that should be made to the above-mentioned Quarterly Report in order to ensure compliance with the accounting principles stipulated under Brazilian Company Law as applicable to the preparation of the Quarterly Report, pursuant to the rules issued by the Brazilian Securities Commission (CVM).

As mentioned in Explanatory Note No. 5 (c), Belgo-Mineira Participação Indústria e Comércio S.A. concluded the discussions and signatures of the agreements covering the acquisition of the credits held by certain creditors against Mendes Júnior Siderurgia S.A., in the amount of R$ 299,166,000. A proposal was submitted to the other creditors of Mendes Júnior Siderurgia S.A. proposing the acquisition of the outstanding credits, with discussions currently under way. The continuation of the operations of this subsidiary company and the recovery of the above-mentioned credits are dependent on the continuation of the stock control acquisition process of the above-mentioned company by the subsidiary.

17.01 - SPECIAL REVIEW REPORT - WITH PROVISO

5 As mentioned in Explanatory Note nº 5 (d), during the 2000 and 2001 financial years, Belgo-Mineira Uruguay S.A. acquired 20.44% of the capital of Acindar Industria Argentina de Aceros Sociedad Anónima. The economic situation in Argentina has had a significant impact since December 2001. The facts are still emerging and some actions have been announced by the Argentine Government. The continuation of the operations of this associated company and the recovery of its assets depend on the outcome of the economic and political situation in Argentina, as well as discussions with the creditors. The company has set aside a provision in an amount that Management deems sufficient to cover any possible future losses through Acindar.

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5 "S" MG

Francisco José Pinto Fagundes
Partner
Accountant CRC MG054755/O-4

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. April 1 – June 30, 2002	4. January 1 - June 30, 2002	5. April 1 – June 30, 2001	6. January 1 - June 30, 2001
3.01	Gross revenue from Sales and/or Services	256.592	506,301	233,750	447,383
3.02	Deductions from Gross revenue	(57.929)	(114,889)	(53,502)	(103,256)
3.03	Net revenue from Sales and/or Services	198.663	391,412	180,248	344,127
3.04	Cost of Goods and/or Services sold	(155.721)	(307,144)	(140,186)	(269,432)
3.05	Gross earnings	42.942	84,268	40,062	74,695
3.06	Operating Expenses / Revenues	(6.462)	(16,405)	(17,196)	(33,793)
3.06.01	On Sales	(6.517)	(12,167)	(5,808)	(11,098)
3.06.02	Overhead	(3.532)	(6,301)	(2,498)	(5,081)
3.06.03	Financial	(3.363)	(7,523)	(7,424)	(16,437)
3.06.03.01	Financial revenues	9.992	10,758	2,532	5,868
3.06.03.02	Financial expenses	(13.355)	(18,281)	(9,956)	(22,305)
3.06.04	Other operating revenues	1.561	2,826	1,314	2,145
3.06.05	Other operating expenses	(8.033)	(13,878)	(6,664)	(10,970)
3.06.06	Equity earnings	13.422	20,638	3,884	7,648
3.07	Operating earnings	36.480	67,863	22,866	40,902
3.08	Non-operating earnings	(1.726)	(2,096)	(8)	(25)
3.08.01	Revenues	15	45	0	298
3.08.02	Expenses	(1.741)	(2,141)	(8)	(323)
3.09	Earnings before Tax / Stakes	34.754	65,767	22,858	40,877
3.10	Provision for Income Tax & Social Security	(3.531)	(9,323)	(2,481)	(5,976)

3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	(1.172)	(2,757)	(1,049)	(2,198)

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1.CODE NO.	2. DESCRIPTION	3. April 1 – June 30, 2002	4.January 1 - June 30, 2002	5.April 1 – June 30, 2001	6.January 1 - June 30, 2001
3.12.01	Stakes	(1,172)	(2,757)	(1,049)	(2,198)
3.12.02	Dues & levies	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit / loss for Period	30,051	53,687	19,328	32,703
	LOSS X SHARE	632,390	632,390	632,390	632,390
	PROFIT X SHARE	0.04752	0.08490	0.03056	0.05171
	NO. OF SHARES, EX-TREASURY (000)				

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary /Associated Company: BELGO BEKAERT ARAMES S.A.

Production and Sales

Production reached 238,000 tons during the first half of the year, 1.0% lower than the same period in 2001.

Sales reached 238,200 tons, down 5.0% compared to sales for the first half of 2001, reflecting the minor slowdown in economic activity noted during the first half of 2002.

Earnings

The net revenues of the Company rose 113.7% to R$ 391.4 million during the first half of 2002, due mainly to a better sales mix, together with high-technology products and an unwavering focus on customer care. Specifically with regard to the foreign market, a recovery was noted in the foreign exchange rate during the first half of 2002

The operating earnings (EBIT) for the first half of the current year reached R$ 54.7 million, compared to R$ 49.7 million for the same period in 2001, up 10.1% due mainly to the increase in net sales revenues and tight control over costs and expenses.

The net profit for the first half of 2002 topped R$ 53.7 million, 64.2% above the profit of R$ 32.7 million posted for the same period in 2001, underpinned by higher operating earnings, lower financial expenses and higher equity earnings posted in the subsidiary companies.

The cash flow generation (EBITDA) rose to R$ 70.9 million, 22.7% more than during the same period in 2001 at R$ 57.8 million.

Investments

The company invested some R$ 7.3 million during the first half of 2002.

18.03 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

ASSOCIATED / SUBSIDIARY COMPANY: BELGO BEKAERT ARAMES S.A.

The funds were assigned to investments in new projects, products with higher added value, boosting productivity, the environment, information technology and upgrading customer services.

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1.CODE NO.	2. DESCRIPTION	3. April 1 – June 30, 2002	4. January 1 - June 30, 2002	5. April 1 – June 30, 2001	6.January 1 - June 30, 2001
3.01	Gross revenue from Sales and/or Services	198,774	381,600	161,933	277,347
3.02	Deductions from Gross revenue	(46,566)	(88,685)	(39,522)	(66,257)
3.03	Net revenue from Sales and/or Services	152,208	292,915	122,411	211,090
3.04	Cost of Goods and/or Services sold	(92,654)	(173,825)	(82,354)	(141,998)
3.05	Gross earnings	59,554	119,090	40,057	69,092
3.06	Operating Expenses / Revenues	(43,041)	(64,168)	(26,859)	(59,788)
3.06.01	On Sales	(14,536)	(16,343)	(617)	(1,622)
3.06.02	Overhead	(2,869)	(5,367)	(2,325)	(4,461)
3.06.03	Financial	(9,668)	(15,006)	(11,733)	(30,884)
3.06.03.01	Financial revenues	2,239	3,871	1,963	2,043
3.06.03.02	Financial expenses	(11,907)	(18,877)	(13,696)	(32,927)
3.06.04	Other operating revenues	2,064	3,939	482	931
3.06.05	Other operating expenses	(18,032)	(31,391)	(12,666)	(23,752)
3.06.06	Equity earnings	0	0	0	0
3.07	Operating earnings	16,513	54,922	13,198	9,304
3.08	Non-operating earnings	(201)	(1,116)	(9,283)	(20,702)
3.08.01	Revenues	73	177	55	55
3.08.02	Expenses	(274)	(1,293)	(9,338)	(20,757)
3.09	*Earnings before Tax / Stakes*	16,312	53,806	3,915	(11,398)
3.10	Provision for Income Tax & Social Security	(4,988)	(17,386)	363	6,755

3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	(1,362)	(1,362)	(1,299)	(1,299)

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE	2. DESCRIPTION	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.12.01	Stakes	(1,362)	(1,362)	(1,299)	(1,299)
3.12.02	Dues & levies	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit / loss for Period	9,962	35,058	2,979	(5,942)
	NO. OF SHARES, EX-TREASURY (000)	29,706	29,706	29,706	29,706
	PROFIT X SHARE	0.33535	1.18017	0.10028	
	LOSS X SHARE				(0.20003)

18.04 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company : BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Production and Sales:

The output of rolled products reached 369,200 tons, similar to the same period in 2001, when 370,900 tons were produced.

Costs were 7.2% higher than in 2001 due to higher prices for raw materials and feedstock, such as: pig iron, scrap, electricity, natural gas and labor, as well as the higher-grade domestic market mix.

Sales on the domestic market reached 305,600 tons, 5.5% below the same period in 2001, when 323,400 tons, were sold, due to market shrinkage.

Overall, sales were 10.4% higher than for the same period in 2001, due to rising export volumes.

Prices were 28.0% higher due to price increases during the second half of 2001.

Earnings

Due to higher sales prices and volumes, net revenues topped R$ 292.9 million, up 38.8 % over the same period in 2001, when the net revenues reached R$ 211.1 million.

The operating earnings (EBIT) reached R$ 69.9 million, compared to R$ 40.2 million in 2001, up 73.9 % due to higher volumes and prices, as well as the cost-cutting plan implemented in 2001, when electricity rationing was still in effect.

The net earnings topped R$ 35.1 million, compared to R$ (5.9) million previous year. In parallel to an excellent operating performance, the financial expenses were R$ 14.1 million lower due to the decision to drastically reduce financing in US dollars (ACC). These are the highest earnings ever posted by the company for this period.

The cash flow generation (EBITDA) reached R$ 73.1 million compared to R$ 42.6 million in 2001, up 71.6 % and already analyzed in the operating earnings (EBIT).

18.05 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company: **BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.**

Net Debt

Down by R$ 43.5 million, despite the acquisition of MJS credits, which was offset by postponing the capital increase by CSBM and the cash flow generated by plant. Its debts of R$ 205.6 million are compatible with the cash flow generation forecast for the next few years.

Investments

The company invested R$ 10.3 million, boosting its nail and bolt (CA-60) production capacity, upgrading the finished quality of its industrial products (wire rod, bars, etc) and upgrading the dust control system to the current annual production capacity of the Steel Shop (1,000,000 tons).



Informativo Trimestral

2° Trimestre de 2002





Quarterly Report

2nd Quarter, 2002

BELGO Grupo arcelor

Excelência em aço. Ética nas ações.

Sumário do Desempenho do 1º Semestre de 2002 e 2001 (controladora)

Performance Review January-June 2002 and 2001 (Parent Company)

Volume de produção de laminados (estável) e de vendas totais com crescimento de 3,1%, suportadas pelas exportações recordes.

Vendas no mercado interno: - 2,2%

Vendas no mercado externo: + 22,2%

As medidas protecionistas para a indústria de aço americano não afetaram as exportações da Belgo. O nível da exportação de nossos produtos, principalmente do fio máquina para steel cord, que alcançou o recorde das vendas externas, compensou a retração no mercado interno.

Receita líquida em alta (+26,5%) impactada principalmente pelas exportações e pelo realinhamento de preços ocorrido internamente em decorrência do aumento dos custos dos principais insumos (tarifas públicas, coque importado, sucata e gusa).

EBITDA de R$ 241,5 milhões, 57,6% acima dos R$ 153,2 milhões do 1º semestre de 2001.

ROCE – o retorno sobre o capital investido passou de 14% para 22%

Lucro Líquido em alta de 62,6%

Investimentos realizados de R$ 58,8 milhões abaixo do previsto no Orçamento de 2002, porém alinhados ao Plano Plurianual (2001-2004) de R$ 640 milhões.

Redução do endividamento líquido em R$ 50,8 milhões (-13,6%) atingindo R$ 322 milhões em 30/06/2002 e redução da disponibilidade de caixa em R$ 21 milhões para R$ 406 milhões.

Produtividade +12%, passando de 810 para 906 t/aço/h/ano (exclui administração e vendas).

Redução do efetivo – 3,4%

Acindar – A desvalorização do peso argentino tornou suas exportações competitivas, contribuindo para a melhoria operacional da Empresa. O retorno da inflação com as suas graves conseqüências sobre a economia é um fator de preocupação. A renegociação da dívida, fundamental para o futuro da Empresa, está sendo desenvolvida com os credores.

Rolled products production volumes (stable) and total sales up 3.1%, leveraged by record-breaking exports.

Domestic market sales: - 2.2%

Exports sales: + 22.2%

The protectionist measures thrown up by the US steel industry did not affect Belgo exports, with the export levels for its products setting foreign sales records, particularly wire rod for steel cord, offsetting shrinkage on the domestic market.

Net Income up 26.5%, *driven mainly by exports and domestic price realignments prompted higher costs for major feedstock items (utility rates, imported coke, scrap and pig iron).*

EBITDA at R$ 241.5 million, *57.6% above the R$ 153.2 million posted for January – June 2001.*

ROCE *– the Return on Capital Employed rose from 14% to 22%*

Net profit up 62.6%

Investments top R$ 58.8 million, *below the 2002 Budget planning but in step with the 2001-2004 Pluri-Annual Plan of R$ 640 million.*

Net Debt down by R$ 50.8 million *(-13.6%), pruned to R$ 322 million on June 30, 2002, with cash on hand down by R$ 21 million to R$ 406 million.*

Productivity up 12%, *rising from 810 to 906 tons/steel/man/year (excluding overhead and sales).*

Trimmer Headcount – 3.4%

Acindar *– The devaluation of the Argentine Peso made exports more competitive, upgrading its operating performance. The return of inflation with severe effects on the economy is a matter of concern. Renegotiating its debt is a step that is crucial to its future, currently under way with its creditors.*

Evolução Trimestral e Anual / *Quarterly and Annual Figures*

		2000	2001					2002	
		Ano	1º T	2º T	3º T	4º T	Ano	1º T	2º T
Crescimento do PIB (1) - *GDP Growth (1)*	(Δ%)	4.36	(0.75)	3.07	0.52	(3.42)	1.51	(0.80)	n.d./*n.a.*
Vendas - Mercado interno brasileiro de laminados longos (2)	(000 t)	5,949.0	1,557.2	1,682.6	1,745.1	1,337.4	6,322.3	1,438.3	1,580.3
Sales: Brazilian domestic market for long rolled products (2)	(Δ%)	-	7.84	8.06	3.72	(23.36)	6.28	7.54	9.87
Vendas Belgo (3) (mercado interno)	(000 t)	1,987.2	506.2	565.5	600.3	455.1	2,127.1	482.4	517.4
Sales: Belgo (3) (domestic market)	(Δ%)	-	9.3	11.7	6.2	(24.2)	7.0	6.0	7.3

(1) Em relação ao Trimestre/Ano anterior, sem ajuste sazonal (Fonte: IBGE)
(2) Exclusive tubos (Fonte: IBS)
(3) Belgo + BMP + Itaúna Siderurgia

(1) Compared to the previous quarter / Previous Year, with no seasonal adjustment (Source: IBGE)
(2) Excluding Pipes (Source: IBS)
(3) Belgo + BMP + Itaúna Siderurgia

Comentário do Desempenho do 1º Semestre de 2002 e 2001

Comments on Performance during the 1st Semester of 2002 and 2001

Apresentamos a análise do desempenho operacional e financeiro do 1º semestre de 2002 comparado com igual período do ano passado e com os dois trimestres de 2002.

Apresentamos também os principais dados e indicadores (*pro forma*) considerando os resultados da BMP – Belgo-Mineira Participação Ind. e Comércio S/A incluídos na Controladora, visto que a Belgo tem a expectativa de concluir o projeto de reestruturação da Mendes Júnior Siderurgia S/A até o final de 2002.

The Company presents the analysis of its operating and financial performance for January - June 2002, compared with the same period the previous year.

It also presents the main data and indicators (pro forma), with the earnings of BMP - Belgo Mineira Participação Ind. e Comércio S/A, included in the Parent Company, as Belgo expects to complete the restructuring project for Mendes Júnior Siderurgia S/A by year-end 2002.

Produção e Vendas (10^3 t) das Empresas Belgo

Production and Sales (10^3 tons) for the Belgo Companies

Os volumes e as variações da produção de aço bruto, laminados e trefilados estão assim distribuídos:

The volumes and variations in the output of crude steel, rolled products and wire goods are distributed as follows:

Quadro1 - Produção Empresas Belgo (Unid. 10^3 t)

Table1 - Production - Belgo Companies (Unit 10^3 tons)

	2002		Δ%	2002	2001	Δ%
	2º T	1º T		1º S	1º S	
AÇO BRUTO - *CRUDE STEEL*						
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	502,9	490,1	2,6	993,0	944,6	5,1
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	190,8	205,2	(7,0)	396,0	371,2	6,7
TOTAL	**693,7**	**695,3**	**(0,2)**	**1.389,0**	**1.315,8**	**5,6**
SETOR DE SIDERURGIA (LAMINADOS) - *STEEL SECTOR (ROLLED PRODUCTS)*						
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	459,8	460,3	(0,1)	920,1	918,2	0,2
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	184,8	184,7	0,1	369,4	370,9	(0,4)
- Itaúna Siderúrgica Ltda. (Usina de Itaúna) - *(Itaúna Mill)*	16,7	13,6	22,8	30,3	26,0	16,5
TOTAL	**661,3**	**658,6**	**0,4**	**1.319,8**	**1.315,1**	**0,4**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
- BMB / BBA / JOSSAN	**158,0**	**139,6**	**13,2**	**297,6**	**288,9**	**3,0**

A produção de laminados permaneceu praticamente estável em relação a igual semestre do ano passado e a do Setor de Trefilarias cresceu 3,0%.

The output of rolled products remained almost unchanged from the first six months of last year, while the Wires Sector rose 3.0%.



Observou-se, entretanto, um aumento de 5,6% na produção de aço bruto, sem prejudicar os esforços de redução do capital de giro. A base de comparação fica prejudicada devido à compra de tarugos no 1º semestre de 2001.

Os volumes e as variações das vendas dos Setores de Siderurgia e Trefilarias estão assim distribuídos:

Crude steel output rose 5.6%, with no adverse effects on the drive to reduce working capital. The basis for comparison was adversely affected by the purchase of billets during the first half of 2001.

The sales volumes and variations for the Steel and Wires Sectors are distributed as follows:

Quadro 2 - Vendas Empresas Belgo (Unid. 10^3 t)

Table 2 - Sales Belgo Companies (Unit 10^3 tons)

	2002		Δ%	2002	2001	Δ%
	2º T	1º T		1º S	1º S	
MERCADO INTERNO - *DOMESTIC MARKET*						
SETOR DE SIDERURGIA (*) - *STEEL SECTOR (*)*						
- Controladora - *Parent Company (Monlevade, Vitória & Piracicaba Mills)*	378,2	334,5	13,1	712,7	728,4	(2,2)
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora plant)*	139,1	145,2	(4,2)	284,3	322,1	(11,7)
- Itaúna Siderúrgica Ltda (Usina de Itaúna) - *(Itaúna Mill)*	0,1	2,7	(96,3)	2,8	27,0	(89,6)
TOTAL	**517,4**	**484,2**	**7,3**	**999,8**	**1.077,5**	**(7,2)**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
- BMB / BBA / JOSSAN	**127,2**	**124,7**	**2,0**	**251,9**	**254,2**	**(0,9)**
MERCADO EXTERNO - *EXPORTS*						
SETOR DE SIDERURGIA - *STEEL SECTOR*						
- Controladora - *Parent Company (Monlevade, Vitória & Piracicaba Mills)*	126,6	116,4	8,8	243,0	198,8	22,2
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora plant)*	36,2	25,5	42,0	61,7	9,0	585,6
TOTAL	**162,8**	**141,9**	**14,7**	**304,7**	**207,8**	**46,6**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
- BMB / BBA / JOSSAN	**15,5**	**10,2**	**52,0**	**25,7**	**24,2**	**6,2**
Venda Total do Setor de Siderurgia - *Total Sales - Steel Sector*	**680,2**	**624,3**	**9,0**	**1.304,5**	**1.285,3**	**1,5**
Venda Total do Setor de Trefilarias - *Total Sales - Wires Sector*	**142,7**	**134,9**	**5,8**	**277,6**	**278,4**	**(0,3)**

(*) Inclui vendas para empresas de trefilarias.

(*) Includes sales to wire companies

O mercado interno registra uma retração no volume de vendas do 1º semestre de 2002, reflexo do menor nível de atividade econômica e do aumento das incertezas dos consumidores quanto ao futuro de curto prazo. Esta retração do mercado brasileiro de laminados longos encontra-se em linha com as estatísticas do IBS. Registra-se entretanto, um crescimento no 2º trimestre de 2002 em relação ao trimestre anterior.

O Setor de Siderurgia da Belgo compensou esta situação com um expressivo aumento nas exportações (+ 46,6%), que não foram prejudicadas pelas medidas dos EUA.

The domestic market showed shrinkage in sales volumes during the first six months of 2002, due to more sluggish economic activities and uncertainty over the short-term future among consumers. This shrinkage on the Brazilian long rolled products market is in line with the statistics produced by the Brazilian Steel Institute (IBS). However, growth was recorded during the 2nd Quarter of 2002 compared to the previous three months.

The Belgo Steel Sector dealt with this situation through a marked upsurge in exports (+ 46.6%), not affected by the protectionist measures introduced by the USA.

Atingimos recordes nas exportações tanto de fio máquina para steel cord quanto nas dos demais produtos, alcançando uma participação de 23,4% no volume total de produtos vendidos pelas empresas do Setor de Siderurgia da Belgo.

Acreditamos que o desempenho das exportações continuará positivo também no 2º semestre de 2002, ficando as incertezas para o mercado interno, especialmente no último trimestre do ano.

New export records were set for wire rod and other products, reaching a 23.4% share of the total volume of products sold by the companies in the Belgo Steel Sector.

We believe that this impressive export performance will continue during the second half of the year, while the domestic market will remain shaky, particularly during the final quarter of the year.

Resultados

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

Earnings

The Table below presents the financial highlights and some indicators for the Parent Company.

Quadro 3 - Destaques Financeiros - Controladora

Table 3 - Financial Highlights - Parent Company

Em R$ milhões - *R$ million*	**2002** 1º T	2º T	Δ %	**2002** 1º S	**2001** 1º S	Δ %
Receita bruta - *Gross Revenues*	523,1	455,9	14,7	979,0	782,0	25,2
Receita líquida - *Net Revenues*	**399,0**	**352,2**	**13,3**	**751,2**	**593,9**	**26,5**
Mercado interno - *Domestic market*	330,2	293,7	12,4	623,9	487,5	28,0
Mercado externo - *Exports*	68,8	58,5	17,6	127,3	106,5	19,5
Lucro operacional (EBIT) - *Operating Profit (EBIT)*	**109,2**	**93,6**	**16,7**	**202,8**	**116,1**	**74,7**
Receitas financeiras - *Financial revenues*	(8,6)	15,6		7,0	25,2	(72,2)
Despesas financeiras - *Financial expenditures*	(24,5)	(24,8)	(1,2)	(49,3)	(48,7)	1,2
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	10,1	4,9	106,1	15,0	17,0	(11,8)
Equivalência Patrimonial - *Equity earnings*	25,2	38,3	(34,2)	63,5	37,9	67,5
Receitas (Despesas) não operacionais - *Non-Operating Revenues (Expenditures)*	(17,6)	(16,4)	7,3	(34,0)	(3,8)	794,7
Lucro líquido - *Net profit*	**64,4**	**82,1**	**(21,6)**	**146,5**	**90,1**	**62,6**
Geração de Caixa (EBITDA) - *Cash flow generation (EBITDA)*	**128,7**	**112,8**	**14,1**	**241,5**	**153,2**	**57,6**
Investimentos - *Investments*	31,6	27,2	16,2	58,8	41,4	42,0
Aumento (redução) capital de giro operacional - *(Reduction in operating working capital)*	(26,5)	(23,5)		(50,0)	32,1	
Endividamento líquido - *Net debt*	322,0	381,6	(15,6)	322,0	372,7	(13,6)
Patrimônio líquido - *Net equity*	2.152,3	2.087,9	3,1	2.152,3	1.969,2	9,3
Ativo total - *Total assets*	3.527,2	3.433,4	2,7	3.527,2	3.489,9	1,1
ROCE (%) - *ROCE (%)*	21,8	21,8		22,0	14,1	
ROE (%) - *ROE (%)*	12,1	16,1		14,1	9,3	
Por lote de 1000 ações - *Per 1,000 shares*						
Lucro líquido - *Net profit*	9,52	12,14	(21,6)	21,66	13,32	62,6
Patrimônio líquido - *Net equity*	318,27	308,74	3,1	318,27	291,19	9,3
Nº de empregados - *Employees*	2.917	2.966	(1,7)	2.917	3.019	(3,4)

O crescimento da receita líquida e do lucro operacional da Controladora se deve parcialmente ao realinhamento dos preços ocorridos no mercado doméstico em decorrência do aumento dos custos de produção, pela melhoria do mix de produtos e pelo maior volume de exportações (+22,2%).

The increases in the net sales and operating profits of the Parent Company are due partially to price realignments on the domestic market, prompted by rising production costs, a better product mix and higher export volumes (+22.2%).

A geração de caixa (EBITDA) da Controladora alcançou R$ 241,5 milhões no semestre e R$ 129 milhões no segundo trimestre, com um aumento respectivamente de 57,6% e 14,1% sobre o 1º semestre do ano anterior e o 1º trimestre de 2002. A margem EBITDA corresponde a 32,1% no semestre e 32,3% no trimestre.

As receitas financeiras reduziram-se em R$ 19,4 milhões no último trimestre/semestre pelo ajuste líquido a valor de mercado nas aplicações financeiras em títulos federais, determinado pela CVM e pelo Banco Central.

As despesas financeiras mantiveram-se estáveis e as variações monetárias e cambiais mantiveram-se positivas.

A equivalência patrimonial cresceu principalmente pela contribuição da BMP e das empresas do setor de Trefilarias. A desvalorização do Real afetou o endividamento da Hidrelétrica Guilman-Amorim prejudicando a equivalência no 2º trimestre. Conforme a Instrução nº 371 da CVM, Guilman-Amorim também deixou de contabilizar em junho novos ativos fiscais diferidos, gerando um efeito negativo de R$ 4 milhões.

Foram contabilizados, na Belgo, como Despesas Não Operacionais, R$ 30 milhões no semestre (R$ 15 milhões no trimestre) relativos a provisões para eventuais perdas, sendo que R$ 25 milhões são relativos a riscos em operações de mútuo contraídas com a ACINDAR.

O lucro líquido da Belgo foi de R$ 146,5 milhões no semestre (R$ 64,4 milhões no trimestre), com crescimento de 62,6% e margem líquida de 19,5%.

The cash flow generation (EBITDA) of the Parent Company reached R$ 241.5 million during the first half of the year and R$ 129 million for the second quarter, up 57.6% and 14.1% respectively over the first six months of the previous year and the 1st Quarter of 2002. The EBITDA margin reached 32.1% for the half-year and 32.3% for the quarter.

Financial revenues fell by R$ 19.4 million over the last quarter/half-year due to the net adjustment to market values of financial investments in Federal papers, as required by the Brazilian Securities Commission (CVM) and the Brazilian Central Bank.

The financial expenses remained stable, while the monetary and foreign exchange variations continued positive.

The equity earnings rose, due mainly to the contributions from BMP and the companies in the Wires Sector. The devaluation of the Real affected the indebtedness of the Guilman-Amorim hydro-power plant, with adverse effects on equity earnings during the 2nd Quarter. Under Instruction 371 issued by the Brazilian Securities Commission (CVM), Guilman-Amorim did not enter new deferred tax assets in its accounts in June, resulting in a negative outcome of R$ 4 million.

During this half year, R$ 30 million (R$ 15 million for the quarter) were entered in the Belgo accounts as Non-Operating Expenses, covering provisions for possible future losses, with R$ 25 million covering loan transaction risks with ACINDAR.

The net profit of Belgo reached R$ 146.5 million for the half-year (R$ 64.4 million during the quarter), up 62.6% and with a net margin of 19.5%.

Margens da Controladora / *Parent Company Margins*

Nos 4 trimestres de 2001 e nos dois trimestres de 2002

During the four Quarters of 2001 and the two quarters of 2002



20,7
18,5
26,0
33,3
26,6
27,4
1T01
2T
3T
4T*
1T02
2T02

Margem EBIT / *EBIT margin*



26,9
24,7
31,4
39,1
32,0
32,3
1T01
2T
3T
4T*
1T02
2T02

Margem EBITDA / *EBITDA margin*



14,3
16,0
21,2
9,0
23,3
16,1
1T01
2T
3T
4T**
1T02
2T02***

Margem líquida / *Net margin*

* As margens EBIT e EBITDA foram impactadas no 4º trimestre de 2001 pela reversão de R$ 29 milhões de provisões

** Margem líquida reduzida no 4º trimestre pela provisão extraordinária de R$ 120 milhões para eventuais perdas na Acindar (Argentina)

*** Margem líquida reduzida no 2º trimestre de 2002 pelas provisões (R$ 15 milhões) para eventuais perdas extraordinárias (basicamente mútuo com Acindar) e de ajuste a valor de mercado nas aplicações (R$ 19,4 milhões).

* *The EBIT and EBITDA margins were affected during the 4th Quarter of 2001 by the reversal of the R$ 29 million in provisions*

** *Net margin trimmed during the 4th Quarter by the extraordinary provision of R$ 120 million at Acindar (Argentina)*

*** *Net margin trimmed during the 2nd Quarter of 2002 by the provisions (R$ 15 million) for possible extraordinary losses (basically Acindar loans) and adjusting financial investments to market values (R$ 19.4 million).*

Redução do Endividamento Consolidado em 4,8% no Trimestre e 12,1% no Semestre

Consolidated Debt Down by 4.8% over the Quarter and 12,1% for the Half-Year

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The Table below gives the composition, profile and currency of the financing of the Company:

Quadro 4 - Composição do Endividamento (R$ milhões) — ***Table 4 - Debt Composition (R$ million)***

	2ºT 2002			1ºT 2002	31/12/2001
	Em R$	Em US$	Total	Total	Total
Belgo - *Belgo*	404,0	(82,0)	322,0	381,6	363,5
BMP e Itaúna - *BMP and Itaúna*	170,1	22,3	192,4	207,4	240,0
Trefilarias - *Wire Plants*	23,5	29,6	53,1	50,0	88,5
Guilman Amorim - *Guilman Amorim Hydroelectric Plant*	(31,8)	241,8	210,0	174,4	185,6
Outras - *Others*	7,7	(15,6)	(7,9)	(4,9)	(2,0)
Total Dívida líquida- *Total Net Debt*	**573,5**	**196,1**	**769,6**	**808,5**	**875,6**
- Dívida curto prazo (aplicação) - *Short term debt (financial investment)*	126,8	(175,2)	(48,4)	(162,5)	89,8
- Dívida longo prazo - *Long term debt*	446,7	371,3	818,0	971,0	785,8

A redução do endividamento líquido consolidado teve contribuições de todas as empresas, com exceção de Guilman-Amorim, afetada pela desvalorização do Real.

O endividamento líquido em moeda estrangeira representa 25% do total consolidado e concentra-se basicamente na Hidrelétrica de Guilman-Amorim, financiada pelo IFC.

O índice de cobertura (dívida líquida de longo prazo dividido pelo EBITDA anualizado) do Consolidado é de 0,9, atestando o baixo nível de endividamento das Empresas Belgo.

The reduction in the consolidated net debt was achieved through contributions from all the companies, except the Guilman-Amorim hydro-power plant, which was adversely affected by the devaluation of the Real.

The net debt in foreign currency accounted for 25% of the consolidated total, concentrated mainly in the Guilman-Amorim hydro-power plant, which is financed by the IFC.

The coverage rate (net long-term debt divided by the annualized EBITDA) for the Consolidated accounts reached 0.9, reflecting the low debt levels of Belgo Companies.

Fluxo de Caixa da Controladora

Parent Company Cash Flow

O fluxo de caixa das atividades operacionais alcançou R$ 206 milhões no trimestre e R$ 321 milhões no semestre.

O investimento líquido em controladas, imobilizações e diferido atingiu R$ 39 milhões no trimestre e R$ 84 milhões no semestre.

Foram pagos em janeiro de 2002 R$ 56,5 milhões de Juros sobre o Capital Próprio, líquidos de Imposto de Renda. A amortização de empréstimos, financiamentos e debêntures, líquida de novas captações, atingiu R$ 161 milhões no semestre.

Dessa forma, tivemos um aumento de disponibilidades da ordem de R$ 19,5 milhões no semestre.

The cash flow from the operating activities reached R$ 206 million for the quarter and R$ 321 million for the half-year.

Net investment in subsidiaries, property, plant, equipment and deferred reached R$ 39 million for the quarter and R$ 84 million for the half-year.

In January 2002, R$ 56.5 million was paid out as interest on equity, net of income tax. The amortization of loans, financing and debentures, net of new cash uptakes, reached R$ 161 million over the half-year.

This resulted in an increase in cash on hand and banks of some R$ 19.5 million for the half-year.


Compromisso

Quadro 5 - Demonstração do Fluxo de Caixa Controladora (R$ milhões)

Table 5 - Cash Flow Statement Parent Company (R$ million)

	2.002 2º T	2.002 1º T	Δ %	2002 1º S	2001 1º S	Δ %
Lucro líquido - *Net profit*	64,4	82,1	(21,6)	146,5	90,1	62,6
Depreciações / amortizações - *Depreciations / Amortizations*	19,6	19,3	1,6	38,9	37,1	4,9
Participações em empresas controladas - *Stakes in subsidiary companies*	(25,2)	(38,3)	(34,2)	(63,5)	(37,9)	67,5
Resultado da alienação do ativo permanente, líquidas - *Earnings on divestment of permanent asset, net*	0,1	(0,1)			1,3	
Imposto de renda e contribuição social diferidos - *Income tax and social security (deferred)*	22,8	26,0	(12,3)	48,8	39,5	23,5
Outros (principalmente juros e var. cambial) - *Others (mainly interest and foreign exchange variations)*	93,2	28,1	231,7	121,3	69,7	74,0
(Aumentos) reduções de ativos: ***(Increases) reductions in assets:***						
Clientes - *Customers*	(11,9)	14,0		2,1	(8,0)	
Estoques - *Inventory*	(7,3)	(7,1)	2,8	(14,4)	(14,8)	(2,7)
Outros ativos - *Other assets*	(6,4)	(37,0)	(82,7)	(43,4)	(10,3)	321,4
Aumentos (reduções) de passivos: ***Increases (reductions) in liabilities:***						
Fornecedores - *Suppliers*	37,2	14,7	153,1	51,9	(22,6)	
Outros passivos - *Other liabilities*	19,9	13,1	51,9	33,0	7,7	328,6
Fluxo de caixa das atividades operacionais - ***Cash flow - operating activities***	206,4	114,8	79,8	321,2	151,8	111,6
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(10,8)	(16,6)	(34,9)	(27,4)	(354,3)	(92,3)
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant, equipment and deferred*	(28,2)	(28,2)		(56,4)	(35,7)	58,0
Fluxo de caixa das atividades de investimentos - ***Cash flow from investment activities***	(39,0)	(44,8)	(12,9)	(83,8)	(390,0)	(78,5)
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	(158,2)	2,9		(155,3)	277,2	
Emissão (resgate) de debêntures e outros - *Emission (redemption) of debentures and others*	-	(6,1)		(6,1)		
Pagamento de dividendos/juros capital próprio - *Payment of dividends/interest on equity*	-	(56,5)		(56,5)	(136,1)	(58,5)
Fluxo de caixa das atividades financeiras - ***Cash flow from financial activities***	(158,2)	(59,7)	165,0	(217,9)	141,1	
Aumento (redução) das disponibilidades - ***Increase (reduction) in cash on hand and banks***	9,2	10,3	(10,7)	19,5	(97,1)	
Disponibilidades no início do período - *Cash on hand and banks at start of period*	396,6	386,3	2,7	386,3	523,9	(26,3)
Disponibilidades no fim do período - *Cash on hand and banks at end of period*	405,8	396,6	2,3	405,8	426,8	(4,9)

Controladora e BMP *(Pro Forma)*

Considerando que a administração da Belgo tem a expectativa de concluir o projeto de reestruturação da Mendes Júnior Siderurgia S/A até o final desse exercício, apresentamos de maneira *pro forma* dados operacionais, financeiros e alguns indicadores de rentabilidade e de liquidez incluindo a subsidiária integral e arrendatária dos ativos BMP – Belgo-Mineira Participação Ind. e Comércio S/A como se incorporada fosse, representando assim o segmento de Siderurgia da Belgo.

Parent Company and BMP (Pro Forma)

As the management of Belgo expects to complete the restructuring project for Mendes Júnior Siderurgia S/A by the end of this year, the operating and financial data is presented on a pro forma basis, together with some liquidity and profitability indicators, including the wholly-owned subsidiary and lessee of the assets of BMP – Belgo Mineira Participação Ind. e Comércio S/A, as though it had been taken over, consequently representing the Belgo Steel Sector.

Quadro 6 - Dados Operacionais e Financeiros (Belgo + BMP) *Pro Forma*

Table 6 - Operating and Financial Data (Belgo + BMP) Pro Forma

	Unidade *Unit*	2002 2ºT	2002 1ºT	Δ %	2002 1ºS	2001 1ºS	Δ %
Produção aço bruto - *Crude steel output*	t/milhares	693,7	695,3	(0,2)	1.389,0	1.315,8	5,6
Volume de produtos vendidos- *Volume of products sold*	t/milhares	680,1	621,6	9,4	1.301,7	1.258,3	3,4
Número de empregados - *Employees*		4.054	4.096	(1,0)	4.054	4.193	(3,3)
Receita bruta - *Gross revenues*	R$/mm	714,9	633,5	12,8	1.348,4	1.054,2	27,9
Receita líquida - *Net revenues*	R$/mm	545,9	488,9	11,7	1.034,8	801,3	29,1
Lucro bruto - *Net profit*	R$/mm	201,4	185,5	8,6	386,9	246,8	56,8
Lucro Operacional - EBIT - *Operating Profit - EBIT*	R$/mm	135,4	137,3	(1,4)	272,7	156,2	74,6
EBIT por t vendida - *EBIT per ton sold*	R$	199,1	220,9	(9,9)	209,5	124,1	68,8
EBITDA - *EBITDA*	R$/mm	156,6	158,1	(0,9)	314,7	195,7	60,8
Equivalência patrimonial - *Equity earnings*	R$/mm	15,2	13,2	15,2	28,4	43,9	(35,3)
Lucro líquido corrente [(1)] - *Current net profit* [(1)]	R$/mm	64,4	82,1	(21,6)	146,5	90,0	62,8
Margem bruta- *Gross margin*	%	36,9	37,9		37,4	30,8	
Margem operacional - EBIT - *Operating margin - EBIT*	%	24,8	28,1		26,4	19,5	
Margem EBITDA - *EBITDA margin*	%	28,7	32,3		30,4	24,4	
Margem líquida [(1)] - *Net margin* [(1)]	%	11,8	16,8		14,2	11,2	
Endividamento líquido/Patrimônio líquido - *Net debt/Net equity*	%	23,9	28,3		23,9	17,5	

[(1)] Antes de resultados extraordinários

[(1)] *Before extraordinary earnings*

Resultado Consolidado – Empresas Belgo

Consolidated Earnings – Belgo Companies

Quadro 7

Table 7

Em R$ milhões - *R$ million*	2002 2º T	2002 1º T	Δ %	2002 1º S	2001 1º S	Δ %
Receita bruta - *Gross Revenues*	920,4	862,4	6,7	1.782,8	1.427,0	24,9
Receita líquida - *Net Revenues*	**709,0**	**670,0**	**5,8**	**1.379,0**	**1.089,5**	**26,6**
Mercado interno - *Domestic market*	578,7	563,5	2,7	1.142,2	943,0	21,1
Mercado externo - *Exports*	130,3	106,5	22,3	236,8	146,4	61,7
Lucro operacional (EBIT) - *Operating Profit (EBIT)*	**193,8**	**192,1**	**0,9**	**385,9**	**243,0**	**58,8**
Receitas financeiras - *Financial revenues*	1,1	24,6	(95,5)	25,7	37,8	(32,0)
Despesas financeiras - *Financial expenditures*	(40,8)	(41,8)	(2,4)	(82,6)	(84,8)	(2,6)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(22,9)	(8,2)	179,3	(31,1)	(9,9)	214,1
Equivalência Patrimonial - *Equity earnings*	(1,3)	11,6		10,3	1,9	442,1
Receitas (despesas) não operacionais - *Non-Operating Revenues (expenses)*	(19,2)	(17,8)	7,9	(37,0)	(24,4)	51,6
Lucro líquido - *Net profit*	**65,9**	**99,7**	**(33,9)**	**165,6**	**97,0**	**70,7**
Parcela do grupo - *Group portion*	63,1	82,9	(23,9)	146,0	87,2	67,4
Geração de Caixa (EBITDA) - *Cash flow generation (EBITDA)*	**230,1**	**228,0**	**0,9**	**458,1**	**304,6**	**50,4**
Investimentos - *Investments*	56,5	43,0	31,4	99,5	75,3	32,1
Aumento (redução) capital de giro operacional - *Increase (reduction) in operating working capital*	(10,4)	(14,9)	(25,3)	119,9		
Endividamento líquido - *Net debt*	769,5	808,5	(4,8)	769,5	807,9	(4,8)
Patrimônio líquido - *Net equity*	2.346,0	2.293,5	2,3	2.346,0	2.143,7	9,4
- Acionistas não controladores - *Non-controlling shareholders*	207,1	217,7	(4,9)	207,1	187,1	10,7
- Parcela do grupo - *Group portion*	2.138,9	2.075,8	3,0	2.138,9	1.956,6	9,3
Ativo total - *Total assets*	4.608,1	4.444,0	3,7	4.608,1	4.115,8	12,0
Nº de empregados - *Employees*	7.036	7.182	(2,0)	7.036	7.453	(5,6)

Demonstração do fluxo de caixa Consolidado (R$ milhões)

Consolidated Cash Flow Statement (R$ million)

Quadro 8 — *Table 8*

	2.002		Δ %	2002	2001	Δ %
	2º T	1º T		1º S	1º S	
Lucro líquido - *Net profit*	63,1	82,9	(23,9)	146,0	87,2	67,4
Depreciações / amortizações - *Depreciation / amortization*	36,4	36,0	1,1	72,4	61,8	17,2
Participação do acionista não controlador - *Stake held by non-controlling shareholder*	(10,6)	12,4		1,8	(3,9)	
Participações em empresas controladas - *Stakes in subsidiary companies*	1,4	(11,5)		(10,1)	1,4	
Resultado da alienação do ativo permanente, líquidas - *Earnings on divestment of permanent asset, net*	0,1	0,6	(83,3)	0,7	1,1	(36,4)
Imposto de renda e contribuição social diferidos - *Income Tax and social security, deferred*	33,5	55,4	(39,5)	88,9	44,4	100,2
Outros (principalmente juros e var. cambial) - *Others (mainly interest & foreign exchange variations)*	160,6	91,2	76,1	251,8	168,5	49,4
(Aumentos) reduções de ativos: - *(Increases) reductions in assets:*						
Clientes - *Customers*	0,8	(23,3)		(22,5)	(54,7)	(58,9)
Estoques - *Inventories*	(21,1)	(7,6)	177,6	(28,7)	(31,1)	(7,7)
Outros ativos - *Other assets*	(46,1)	(5,4)	753,7	(51,5)	(63,1)	(18,4)
Aumentos (reduções) de passivos: - *(Increases) reductions in liabilities:*						
Fornecedores - *Suppliers*	40,4	0,7		41,1	(10,4)	
Outros passivos - *Other liabilities*	39,0	(30,0)		9,0	7,5	20,0
Fluxo de caixa das atividades operacionais - *Cash flow - operating activities*	**297,5**	**201,4**	**47,7**	**498,9**	**208,7**	**139,1**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	7,1	(5,2)		1,9	(42,8)	
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant and equipment and deferred*	(53,3)	(44,2)	20,6	(97,5)	(65,4)	49,1
Fluxo de caixa das atividades de investimentos - *Cash flow - investment activities*	**(46,2)**	**(49,4)**	**(6,5)**	**(95,6)**	**(108,2)**	**(11,6)**
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans & financing*	(362,2)	94,1		(268,1)	(120,7)	122,1
Emissão (resgate) de debêntures e outros - *Issue (redemption) of debentures and others*	(3,9)	(10,3)	(62,1)	(14,2)	13,1	
Pagamento de dividendos/juros capital próprio - *Payment de dividends/ interest on equity*	(11,3)	(56,5)	(80,0)	(67,8)	(144,5)	(53,1)
Fluxo de caixa das atividades financeiras - *Cash flow - financial activities*	**(377,4)**	**27,3**		**(350,1)**	**(252,1)**	**38,9**
Aumento (redução) das disponibilidades - *Increase (reduction) in cash on hand & banks*	**(126,1)**	**179,3**		**53,2**	**(151,6)**	
Disponibilidades no início do período - *Cash on hand & banks: start of period*	622,6	443,3	40,4	443,3	628,1	(29,4)
Disponibilidades no fim do período - *Cash on hand & banks: end of period*	496,5	622,6	(20,3)	496,5	476,5	4,2

Dados consolidados do Setor de Trefilarias

Consolidated Data – Wires Sector

Quadro 9 - Dados Selecionados - BBA + Jossan + BMB (R$ milhões) — ***Table 9 - Selected Data - BBA + Jossan + BMB (R$ million)***

	2002		Δ %	2002	2001	Δ %
Em R$ milhões - *R$ million*	2º T	1º T		1º S	1º S	
Receita bruta - *Gross sales*	329,1	311,1	5,8	640,2	549,8	16,4
Receita líquida - *Net sales*	255,9	240,0	6,6	495,9	422,5	17,4
Mercado interno - *Domestic market*	228,8	224,5	1,9	453,3	387,1	17,1
Mercado externo - *Exports*	27,0	15,5	74,2	42,5	35,4	20,1
Lucro operacional (EBIT) - *Operating profit (EBIT)*	50,9	47,8	6,5	98,7	80,8	22,2
Receitas financeiras - *Financial revenues*	6,9	1,2	475,0	8,1	3,7	118,9
Despesas financeiras - *Financial expenditures*	(4,0)	(4,1)	(2,4)	(8,1)	(9,2)	(12,0)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(5,2)	(0,8)	550,0	(6,0)	(14,6)	(58,9)
Lucro líquido - *Net profit*	43,8	32,4	35,2	76,2	51,3	48,5
Parcela do grupo - *Group portion*	25,7	19,1	34,6	44,8	30,6	46,4
Equivalência Patrimonial - *Equity earnings*	8,5	2,7	214,8	11,2	5,2	115,4
Geração de Caixa (EBITDA) - *Cash flow generation (EBITDA)*	62,3	58,9	5,8	121,2	94,7	28,0
Investimentos - *Investments*	6,2	4,6	34,8	10,8	24,1	(55,2)
Endividamento líquido - *Net debt*	53,1	50,0	6,2	53,1	120,5	(55,9)
Nº de empregados - *Employees*	2.251	2.297	(2,0)	2.251	2.408	(6,5)

A combinação de um melhor mix de vendas, fruto de produtos de maior tecnologia, a melhoria da rentabilidade das exportações, pelo aumento da taxa de câmbio, e um rígido controle de custos e despesas, permitiu um aumento de 22% no EBIT e 28% no EBITDA em relação ao 1º semestre do ano anterior.

The combination of a better sales mix based on products involving more sophisticated technology, higher profitability on exports due to the rise in the foreign exchange rate, and tight control of costs and expenses, resulted in an increase of 22% in the EBIT and 28% in the EBITDA, compared to the first six months of the previous year.

A geração de caixa proporcionou uma amortização da dívida do setor (queda de 56% nos últimos 12 meses), um crescimento das receitas financeiras em 119%, a redução das despesas financeiras em 12% e uma evolução positiva de 59% na variação cambial.

The cash flow generation helped amortize the debt of this sector (down 56% over the past twelve months), with financial revenues up 119%, financial expenses down 12%, and a positive foreign exchange variation of 59%.

O lucro líquido, em conseqüência, cresceu 48,5% em relação ao mesmo semestre do ano anterior e 35% em relação ao trimestre anterior.

The net profit consequently rose 48.5% over the same six months the previous year and 35% over the previous quarter.

Controladora
Parent Company

Receita líquida
Net revenues
+ 26,5%
R$ 751,2 milhões
R$ 751,2 million

Margem operacional
Operating Margin
27,0%
R$ 202,8 milhões
R$ 202,8 million

Margem EBITDA
EBITIDA Margin
32,1%
R$ 241,5 milhões
R$ 241,5 million

Lucro líquido
(após perdas extraordinárias líqüidas no valor de R$ 20 milhões)
Net profit
(after net extraordinary losses of R$ 20 million)
+ 62,6%
R$ 146,5 milhões
R$ 146,5 million

Mercado de Capitais

Capitals Market

No 1º semestre de 2002 foram negociadas na BOVESPA 77,2 milhões de Ações Ordinárias (BELG3) e 350,5 milhões de Ações Prefenciais (BELG4).

From January through June 2002, 77.2 million Common Shares (BELG3) were traded on the Sao Paulo Stock Exchange (BOVESPA) as well as 350.5 million Preferred Shares (BELG4).

O total de transações montou a R$ 82 milhões, em 2.210 negócios.

The total volume of transactions reached R$ 82 million in 2,210 trades.

As ações ordinárias e preferenciais tiveram uma valorização de 76,92% e 67,04% respectivamente, sem se considerar os juros sobre o capital pagos em janeiro de 2002. No mesmo período o índice IBOVESPA teve uma queda de 18%.

The Common and Preferred shares rose by 76.92% and 67.04% respectively, not including interest on capital paid in January 2002. Over the same period, the São Paulo Stock Exchange Index (IBOVESPA) dropped 18%.

O valor de mercado da Belgo em 29/06/2002 atingiu R$ 1.598 milhões, contra R$ 926,8 milhões em 31/12/2001.

The market value of Belgo on June 29, 2002 reached R$ 1,598 million, compared to R$ 926.8 million on December 31, 2001.

Quadro 10 - Indicadores de Mercado — ***Table 10 - Market Indicators***

R$ / Lote 1000 ações - *R$ / 1000 shares*		1997	1998	1999	2000	2001	JUN/02
Cotações de fechamento - *Closing prices*	ON	58,99	78,00	112,00	129,00	130,00	230,00
Cotações de fechamento - *Closing prices*	PN	53,00	37,00	120,00	130,99	146,67	245,00
R$ milhões - *R$ million*							
Valor de mercado - *Market Value*		252,5	272,2	780,2	878,0	926,8	1.598,3



jota compelo

BELGO arcelor Grupo

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas
Transfer Agent and Register
Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.
Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores
Investors Relations
Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo
Headquarters and Central Office
Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 – Belo Horizonte – MG – Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br